COWLITZ BANCORPORATION

2007 ANNUAL REPORT

customer first banking™

COWLITZ BANCORPORATION

COWLITZ BANK

A wholly-owned subsidiary of Cowlitz Bancorporation

Castle Rock, WA

Kalama, WA

Kelso, WA

Longview, WA

www.cowlitzbank.com

BAY BANK

A Division of Cowlitz Bank

Bellevue, WA

Seattle, WA

Vancouver, WA

Portland, OR

Wilsonville, OR

www.bay-bank.com

BAY MORTGAGE

A Division of Cowlitz Bank

Longview, WA

Vancouver, WA

www.bay-loans.com

Dear Shareholders, Customers, and Friends:



The year 2007 was a challenging operating environment for national and community banks. The downturn in real estate, especially the single-family residential sector, has been the worst in decades. Real estate values have declined most precipitously in residential land acquisition and development projects. By design, management limited exposure to this sector of the real estate market but we did not escape the industry's problems altogether and our four major problem assets at year-end were with land acquisition and development project borrowers. One project was sold subsequent to year-end. We intend on working out the remaining projects expeditiously.

Despite our real estate setbacks, our vision for the growth and development of the Cowlitz Bank franchise has not changed. Our commercial banking business continues to expand with referrals from existing satisfied customers. We are continuing to emphasize commercial and industrial loans and owner-occupied real estate projects over other real estate lending.

Cowlitz Bank continues to make progress in a number of areas worth highlighting:

- Loan growth of 11% (2007)
- Deposit growth of 10% (2007)
- Non-interest income growth of 23% (2007)
- A planned workforce reduction of 7% of our employees which will reduce compensation expense by over $500,000 per year
- $38,000,000 in callable CDs were recently refunded with a 1.2% interest rate reduction and a slightly longer duration
- Our interest rate derivatives are working as intended and have produced $200,000 per month in interest income in recent months
- The interest rate derivatives were worth over $8,000,000 on March 31, 2008. Our original cost was $880,000
- Our capital base remains strong. We are in the top 10% of our FDIC peer group at the bank level
- Our residential mortgage loan portfolio has minimal delinquencies and no sub-prime mortgages
- We have significantly enhanced our cash management department to improve our deposit acquisition capability and increase customer convenience.

As we enter 2008, we will continue to support our customers and communities in these trying economic times. We will continue to improve customer service levels and add to our commercial banking franchise through planned growth, product enhancements, and investments in high quality employees and technology.

Our employees, with the support of a strong management team and the board of directors, are committed to providing ***customer first banking***™ and ***customer first lending***™ throughout our organization. We will continue to focus on exceeding the expectations of our customers, communities, employees, and shareholders.

Sincerely,

Richard J. Fitzpatrick

Richard J. Fitzpatrick
President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

Commission file number 0-23881

COWLITZ BANCORPORATION
(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	**91-1529841** (I.R.S. Employer Identification No.)

927 Commerce Ave., Longview, Washington 98632
(Address of principal executive offices) (Zip Code)

(360) 423-9800
(Registrant's telephone number, including area code)

Received SEC
APR 29 2008
Washington, DC 20549

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, No par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

☐ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

☐ Yes ☒ No

The aggregate market value of Registrant's Common Stock held by non-affiliates of the Registrant on June 30, 2007, was $67,574,010.

Common Stock, no par value, outstanding as of February 29, 2008: 5,054,507

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2008 annual meeting of shareholders are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

Note: This document has not been reviewed, or confirmed for accuracy or relevancy by the Federal Deposit Insurance Corporation.

Forward-Looking Statements

This discussion and information in this document, particularly in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the accompanying financial statements, contain certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are all statements other than statements of historical fact and are generally identifiable by words such as "expect", "believe", "intend", "anticipate", "estimate" or similar expressions. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated. Examples of such risks and uncertainties that could have a material adverse affect on the operations and future prospects of the Company, and could render actual results different from those expressed in the forward-looking statement, include, without limitation: the factors described in Item 1A of this report, changes in general economic conditions, competition for financial services in the market area of the Company, the level of demand for loans, quality of the loan and investment portfolio, deposit flows, legislative and regulatory initiatives, and monetary and fiscal policies of the U.S. Government affecting interest rates. The reader is advised that this list of risks is not exhaustive and should not be construed as any prediction by the Company as to which risks would cause actual results to differ materially from those indicated by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. In this Annual Report on Form 10-K we make forward-looking statements about the adequacy of our allowance for credit losses, the necessity of provisions for loan losses, the expected positive impact of our system conversion and our belief regarding the economic prospects of our market area and the related impact on loan growth and the quality of our loan portfolio.

PART I

Item 1. Business

Introduction

Cowlitz Bancorporation (the "Company") was organized in 1991 under Washington law to become the holding company for Cowlitz Bank (the "Bank"), a Washington state chartered bank that commenced operations in 1978. The principal executive offices of the Company are located in Longview, Washington. The Bank operates four branches in Cowlitz County in southwest Washington. Outside of Cowlitz County, the Bank does business under the name Bay Bank with branches in Bellevue, Seattle, and Vancouver, Washington, and Portland, Oregon and a limited service branch in a retirement center in Wilsonville, Oregon. The Bank also provides mortgage banking services through its Bay Mortgage division with offices in Longview and Vancouver, Washington.

The Company offers or makes available a broad range of financial services to its customers, primarily small and medium-sized businesses, professionals, and retail customers. The Company's goals are to offer exceptional customer service and to invest in the markets it serves through its business practices and community service. The Bank's commercial and personal banking services include commercial and real estate lending, consumer lending, international banking services, internet banking, mortgage banking and trust services. The Company's customers have access to the Bank's products and services through a variety of convenient channels such as 24 hour—7 days a week automated phone and internet access and ATMs, as well as through branch locations. Beginning in the first quarter of 2008, the Bank began offering its business customers remote deposit capture. This service allows customers to make deposits electronically without leaving their office.

On October 31, 2005, the Company acquired all of the outstanding shares of common stock of AEA Bancshares, Inc. (AEA), the parent company of Asia-Europe-Americas Bank, in an acquisition accounted for as a purchase. The acquisition is consistent with the Company's business banking expansion strategy in King County, Washington. The former Asia-Europe-Americas Bank office in Seattle operates as a Bay Bank branch. Also based in the Seattle office, in the second quarter of 2006 the Company established its international banking department.

Prior to 2004, the Company also operated Bay Mortgage and Bay Escrow offices in Bellevue and Seattle, Washington. As part of a strategy to consolidate resources into commercial banking and reduce reliance on mortgage lending activities, those offices were closed during the fourth quarter of 2003 and first quarter of 2004.

For the year 2007, the Company recorded net income of $86,000 or $0.02 per diluted share. At December 31, 2007, the Company had total assets of $514.2 million, total liabilities of $458.7 million, and total shareholders' equity of $55.5 million. Book value per share was $10.99 at year-end 2007. At December 31, 2007, net loans were $391.5 million, approximately 76% of total assets, and total deposits were $441.2 million.

Products and Services

The Company offers a broad portfolio of products and services tailored to meet the financial needs of individuals and small business customers in its market areas. The Company believes this portfolio is generally competitive with the products and services of its competitors, including community banks, major regional and national banks, thrifts and credit unions.

Deposit Products. The Company offers non-interest-bearing and interest-bearing checking accounts, savings accounts, money market accounts, individual retirement accounts, and certificates of deposit. Interest-bearing accounts generally earn interest at rates established by management based on competitive market factors and management's desire to increase certain types or alter maturities of deposit liabilities. During times of asset growth, or as liquidity needs arise, the Company utilizes brokered certificates of deposit as a source of funding. The Company strives to establish customer relationships to attract core deposits in non-interest-bearing transactional accounts to reduce its cost of funds.

Loan Products. The Company offers a broad range of loan products to retail and business customers. The Company maintains loan underwriting standards with written loan policies and individual lending limits. All new loans and renewals are reported monthly to the Company's Board of Directors. The Board of Directors' Loan Committee approves particularly large loan commitments. Underwriting standards are designed to achieve a high-quality loan portfolio, compliance with lending regulations and an appropriate mix of loan maturities and industry concentrations. Management seeks to minimize credit losses by closely monitoring the financial condition of its borrowers and the value of collateral.

Commercial Loans. Commercial lending is a focus of the Company's lending activities, and a significant portion of its loan portfolio consists of commercial loans. The Company offers specialized loans for its business and commercial customers. These include operating lines of credit that support accounts receivables and inventory, as well as secured term loans to finance machinery and equipment. The Company has historically reported loans in accordance with Bank regulatory guidelines. As a result, a substantial portion of the Company's commercial loans are designated as real estate loans, as the loans are secured by mortgages or trust deeds on real property, although some of these loans were not made to finance real estate nor does the repayment depend on the sale of or income from the real estate. Lending decisions are based on careful evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. A second category of commercial lending involves construction or term loans on commercial income producing properties and acquisition and development loans for single family residential development. These loans are secured by real property and are generally limited to 75% of the value of collateral. In most cases, the Company requires personal guarantees and secondary sources of repayment. In competing with major regional and national banks, the Company is limited by lower single borrower lending limits imposed by law.

Real Estate Loans. This category supports single family residential lending. The loans are available for construction, purchase, or refinancing of residential properties. Borrowers can choose from a variety of fixed and adjustable rate options and terms. The Company provides customers access to long-term residential real estate loans through Bay Mortgage and its branch network, focusing on all facets of residential lending from single family homes to small multiplexes, including FHA and VA loans, construction and bridge loans. Real estate loans reflected in the loan portfolio also include loans made to commercial customers that are secured by real property.

Consumer Loans. The Company provides loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity, personal lines of credit and motor vehicle loans. Consumer loans can carry significantly greater risks than other loan products, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles or recreational equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are dependent on borrowers' continuing financial stability, and are sensitive to job loss, illness and other personal factors. The Company attempts to manage the risks inherent in consumer lending by following conservative credit guidelines and underwriting practices. The Company also offers Visa credit cards to its customers.

Trust Services. Cowlitz Bank is the only bank headquartered in Cowlitz County to offer complete in-house trust services. The trust department, located in the offices of the main branch in Longview, Washington provide trust services to individuals, partnerships, corporations and institutions and acts as fiduciary of living trusts, estates, conservatorships and other plans. The Company believes these services add to the value of the Bank as a community bank by providing local access to services that are offered by out of the area financial institutions.

International Banking. Through its Seattle branch, the Company offers a variety of international banking services. To assist customers with import, export and other trade related needs, the Company provides commercial and standby letters of credit, foreign exchange and foreign collection services, international funds transfer capabilities accounts receivable financing and foreign denominated accounts (euro, pounds, yen).

Internet Banking. Internet banking and cash management systems are available to both business and individual customers, providing secure access to information and services from the Company's website. Business clients can avail themselves of comprehensive cash management program which allows them to easily and securely move money between accounts, wire funds, receive funds, pay bills, and generally manage their financial resources. Retail customers have the ability to access account information, pay bills, and manage their accounts by way of the internet. The Company's website address is *www.cowlitzbancorporation.com* and the Bank's websites are *www.cowlitzbank.com, www.bay-bank.com* and *www.bay-loans.com.* The content of these websites is not incorporated into this document or into the Company's other filings with the SEC.

Other Banking Products and Services. In support of its focus on personalized service, the Company offers additional products and services for the convenience of its customers. These services include a debit card program, automated teller machines at six branches and one off-site location, merchant services and an automated telephone banking service with 24-hour access to accounts that also allows customers to speak directly with a customer service representative during normal banking hours. The Company provides drive-through facilities at three of its branches.

Market Areas and Competition

The Company's primary market areas in which it accepts deposits and makes loans are Cowlitz County, in southwest Washington; King County, Washington; the Portland metropolitan area in Oregon; and the surrounding counties in Washington and northwest Oregon. As a community bank, the Bank has certain competitive advantages due to its local focus, but is also more closely tied to the local community than many of its competitors, which serve a number of geographic markets. Bay Mortgage operations are concentrated in southwestern Washington.

According to the US Department of Labor—Bureau of Labor Statistics website, both Washington (28th at 4.8%) and Oregon (41st at 5.6%) were among the states with relatively high unemployment rates during December 2007. Washington's December 2007 unemployment rate declined 0.2% from a year ago. The Seattle metropolitan area's unemployment rate (not seasonally adjusted) was 4.0% and ranked 31 out of 367 metropolitan areas. Washington ranked in the top ten states for year-over-year job growth in 2007 and 2006. Oregon's December 2007 unemployment rate increased 0.2% from a year ago. The Portland –Vancouver metropolitan area's unemployment rate was 4.9% and ranked 164. The increase in the unemployment rate reflects the decline in the residential real estate construction industry. The Longview area in Cowlitz County, Washington, continues to experience cyclically higher levels of unemployment than the Seattle metropolitan area. In December 2007, unemployment in Cowlitz County was 6.8%, an increase of 0.6% from a year ago. The increase primarily reflected recent workforce reductions in the forest products industry.

In the first quarter of 2008, the Federal Reserve made a series of interest rate cuts to support a softening national economy. Contributing to concerns about a U.S. recession in 2008 are the significant declines in most residential real estate markets and the increase in mortgage loan delinquencies and foreclosures, increasing unemployment rates, higher energy costs and lower consumer confidence. According to Standard & Poor's S&P/ Case-Shiller quarterly index, for the fourth quarter of 2007, Portland, Oregon and Seattle, Washington, were two of the three major metropolitan areas out of 20 to show year-over-year increases in existing single-family home prices. However, the Company expects the economy in the Pacific Northwest to generally follow the direction of the national economy in 2008.

Commercial banking in the state of Washington and northwest Oregon is highly competitive with respect to providing banking services including making loans and attracting deposits. The Company competes with other banks, as well as with savings and loan associations, savings banks, credit unions, mortgage companies, investment banks, insurance companies, securities brokerages and other financial institutions. Banking in Washington and Oregon is dominated by several significant banking institutions which together account for a majority of the total commercial and savings bank loans and deposits in Washington and Oregon. These competitors have significantly greater financial resources and offer a greater number of branch locations (with statewide branch networks), higher lending limits, and a variety of services not offered by the Bank. The Company has attempted to offset some of the advantages of the large competitors by arranging participations with other banks for loans above its legal lending limits, as well as leveraging technology and third party arrangements to deliver financial products and better compete in targeted customer segments. The Company has positioned itself as a local alternative to larger competitors that may be perceived by customers or potential customers to be impersonal, out-of-touch with the community, or simply not interested in providing banking services to some of the target customers, by offering excellent customer service and investing in the markets it services through its business practices and community service.

In addition to larger institutions, other community banks and credit unions have been formed, expanded, or moved into the Company's market areas and have developed a similar focus to the Company. This growing number of similar financial institutions and an increased focus by larger institutions on the Company's market segments has led to intensified competition in all aspects of the Company's business. Increased competitive pressure and changing customer deposit behaviors could adversely affect the Bank's market share of deposits.

The adoption of the Gramm-Leach-Bliley Act of 1999 (the "GLB Act") led to further competition in the financial services industry. The GLB Act eliminated many of the barriers to affiliation among providers of various types of financial services and permitted business combinations among financial service providers such as banks, insurance companies, securities or brokerage firms and other financial service providers. Additionally, the rapid adoption of financial services through the internet has reduced or even eliminated many barriers to entry by financial services providers physically located outside our market areas. For example, remote deposit services allow depository companies physically located in other geographical markets to service local businesses with minimal cost of entry. Although the Company has been able to compete effectively in the financial services business in its markets to date, there can be no assurance that it will be able to continue to do so in the future.

The financial services industry has experienced widespread consolidation over the last decade. The Company anticipates that consolidation among financial institutions in its market areas will continue. As noted the Company may seek acquisition opportunities in markets of strategic importance to it from time to time. However, other financial institutions aggressively compete against the Company in the acquisition market. Some of these institutions may have greater access to capital markets, larger cash reserves and stock for use in acquisitions that is more liquid and more highly valued by the market.

Employees

As of December 31, 2007, the Company employed a total of 142 full-time equivalent employees. None of the employees are subject to a collective bargaining agreement and the Company considers its relationships with its employees to be favorable.

Regulation and Supervision

The Company and the Bank are subject to extensive federal and state regulations that significantly affect the respective activities of the Company and the Bank and the competitive environment in which they operate. These laws and regulations are intended primarily to protect depositors and the deposit insurance fund, rather than shareholders.

The description of the laws and regulations applicable to the Company and the Bank is not a complete description of the laws and regulations mentioned herein or of all such laws and regulations. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company and the Bank.

The Bank is a state chartered commercial bank, which is not a member of the Federal Reserve System, and is subject to primary regulation and supervision by the Department of Financial Institutions of the State of Washington ("DFI") and by the Federal Deposit Insurance Corporation (the "FDIC"), which also insures bank deposits. The Company is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve").

Bank Holding Company Regulation. The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended ("BHCA") and, as such, is subject to the regulations of the Federal Reserve. Bank holding companies are required to file periodic reports with, and are subject to periodic examination by, the Federal Reserve. The Federal Reserve has issued regulations under the BHCA requiring bank holding companies to serve as a source of financial and managerial strength to their subsidiary banks. It is the policy of the Federal Reserve that, pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital to fund its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under the BHCA, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Capital Adequacy Guidelines for Bank Holding Companies. The Federal Reserve has adopted capital adequacy guidelines for bank holding companies. These guidelines are similar to, although not identical with, the guidelines applicable to banks. See "FDICIA and Capital Requirements."

Bank Regulation. The Bank is organized under the laws of the State of Washington and is subject to the supervision of the DFI, whose examiners conduct periodic examinations of state banks. Cowlitz Bank is not a member of the Federal Reserve System, so its principal federal regulator is the FDIC, which also conducts periodic examinations of the Bank. The Bank's deposits are insured, to the maximum extent permitted by law, by the Deposit Insurance Fund ("DIF") administered by the FDIC and are subject to the FDIC's rules and regulations respecting the insurance of deposits. See "Deposit Insurance."

Both federal and state laws extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things, to make deposited funds available within specified time periods.

Insured state-chartered banks are generally prohibited under FDICIA from engaging as principal in activities that are not permitted for national banks, unless (i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund, and (ii) the bank is, and continues to be, in compliance with all applicable capital standards. The Company believes that these restrictions do not have a material adverse effect on its current operations.

FDICIA. FDICIA requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. The Federal Reserve Board classifies a bank holding company as "well capitalized" if it has a total risk-based capital ratio of 10% or greater and a Tier 1 risk-based capital ratio of 6% or greater. The Company and the Bank are both "well-capitalized."

FDICIA further directs that each federal banking agency prescribe standards for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, management compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value of publicly traded shares and such other standards as the agency deems appropriate.

Capital Requirements. The FDIC has adopted risk-based capital ratio guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide a bank's capital into two tiers. Tier 1 includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interest in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary (Tier 2) capital includes, among other items, preferred stock (cumulative perpetual and long-term, limited-life), mandatory convertible securities, certain hybrid capital instruments, term-subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

In addition, the FDIC has established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets) of 3% for banks that meet certain specified criteria, including that the banks have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of not less than 4%.

At December 31, 2007, the regulatory capital ratios for the Company and the Bank were:

	December 31, 2007	
	Company	Bank
Total risk-based capital to risk-weighted assets	14.82%	14.06%
Tier 1 Capital to risk-weighted assets	13.56%	12.81%
Tier 1 leverage ratio	12.51%	11.78%

Dividends. The principal source of the Company's cash revenues is dividends from the Bank. Under Washington law, the Bank may not pay dividends in an amount greater than its retained earnings as determined by generally accepted accounting principles. In addition, DFI has the authority to require a state-chartered bank to suspend the payment of dividends. The FDIC has the authority to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the bank or if it would cause a bank to become undercapitalized.

Lending Limits. Under Washington law, the total loans and extensions of credit by a Washington-chartered bank to a borrower outstanding at one time may not exceed 20% of the bank's Tier 1 capital. However, this limitation does not apply to loans or extensions of credit which are fully secured by readily marketable collateral having market value of at least 115% of the amount of the loan or the extension of credit at all times.

Branches and Affiliates. Establishment of bank branches is subject to approval of the DFI and FDIC and geographic limits established by state laws. Washington's branch banking law permits a bank having its principal place of business in the State of Washington to establish branch offices in any county in Washington without geographic restrictions. A bank may also merge with any national or state chartered bank located anywhere in the State of Washington without geographic restrictions.

Under Oregon law, an out-of-state bank or bank holding company may merge with or acquire an Oregon state chartered bank or bank holding company if the Oregon bank, or in the case of a bank holding company, the subsidiary bank, has been in existence for a minimum of three years, and the law of the state in which the acquiring bank is located permits such merger. Branches may not be acquired or opened separately, but once an out-of-state bank has acquired branches in Oregon, either through a merger with or acquisition of substantially all of the assets of an Oregon bank, the bank may open additional branches.

The Bank is subject to provisions of the Federal Reserve Act that restrict financial transactions between banks and affiliated companies. The statute limits credit transactions between a bank and its executive officers and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

Deposit Insurance. The Bank's deposits are insured by the Deposit Insurance Fund ("DIF"). The Federal Deposit Insurance Reform Act of 2005 ("Reform Act"), enacted in February 2006, increased the deposit insurance limit for certain retirement plan deposit accounts from $100,000 to $250,000. The basic insurance limit for other deposits, including individuals, joint account holders, businesses, government entities, and trusts, remains at $100,000. The Bank's deposits were previously insured by the Bank Insurance Fund, which was merged with the Savings Association Insurance Fund to form the DIF in March 2006.

As an institution whose deposits are insured by DIF, the Bank is required to pay deposit insurance premiums to DIF. FDIC regulations set deposit insurance premiums based upon the risks a particular bank or savings association poses to the deposit insurance fund. This system bases an institution's risk category partly upon whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. Each insured depository institution is also assigned to one of three "supervisory" categories based on reviews by regulators, statistical analysis of financial statements and other relevant information. An institution's assessment rate depends upon the capital category and supervisory category to which it is assigned.

The Reform Act created a new system and assessment rate schedule to calculate an institution's assessment. For 2007, the assessment rates ranged from $0.05 to $0.43 per $100 of deposits annually. Assessment rates for well managed, well capitalized institutions ranged from $0.05 to $0.07 per $100 of deposits annually. The Bank's assessment rate for 2007 fell within this range and is expected to fall within this range for 2008. In 2007, the FDIC issued one-time assessment credits that were used to offset FDIC assessments. The Bank's credit was fully utilized and covered the majority of the assessment in 2007. The Bank does not have any remaining credit to offset assessments in 2008. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis in order to manage the DIF to prescribed statutory target levels. Further increases in the assessment rate could have a material adverse affect on the Company's earnings, depending on the amount of the increase.

Under legislation enacted in 1996 to recapitalize the Savings Association Insurance Fund, the FDIC is authorized to collect assessments against insured deposits to be paid to the Financing Corporation ("FICO") to service FICO debt incurred in the 1980's. The current FICO assessment rate for DIF insured deposits are $0.0114 per $100 of deposits per year. An increase in deposit or FICO assessments could have an adverse effect on the Bank's earnings, depending upon the amount of the increase.

Gramm-Leach-Bliley Act. On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was signed into law, which significantly reformed various aspects of the financial services business. Among other things, the GLB Act:

- established a new framework under which bank holding companies and banks can own securities firms, insurance companies and other financial companies;
- provided consumers with new protections regarding the transfer and use of their non-public personal information by financial institutions; and

- changed the Federal Home Loan Bank ("FHLB") system in numerous ways revising the manner of calculating the Resolution Funding Corporation obligations payable by the FHLB and broadening the purposes for which FHLB advances may be used.

The GLB Act also includes provisions to protect consumer privacy by prohibiting financial services providers, whether or not affiliated with a bank, from disclosing non-public personal, financial information to unaffiliated parties without the consent of the customer, and by requiring annual disclosure of the provider's privacy policy.

Community Reinvestment Act. The Community Reinvestment Act ("CRA") requires financial institutions regulated by the federal financial supervisory agencies to ascertain and help meet the credit needs of their delineated communities, including low-income and moderate-income neighborhoods within those communities, while maintaining safe and sound banking practices. The regulatory agency assigns one of four possible ratings to an institution's CRA performance and is required to make public an institution's rating and written evaluation. The four possible ratings are "outstanding," "satisfactory," "needs to improve" and "substantial non-compliance."

Many factors play a role in assessing a financial institution's CRA performance. The institution's regulator must consider its financial capacity and size, legal impediments, local economic conditions and demographics and the competitive environment in which it operates. The evaluation does not rely on absolute standards and financial institutions are not required to perform specific activities or to provide specific amounts or types of credit.

The Company's most recent rating under CRA is "satisfactory." This rating reflects the Company's commitment to meeting the credit needs of the communities it serves. Although the Company strives to maintain a satisfactory or higher rating, no assurance can be given that the Company will maintain this rating in the future. If the Company's CRA rating were to fall below "satisfactory" it may inhibit its ability to obtain regulatory approval for acquisitions or expansion.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 addressed public company corporate governance, auditing, accounting, executive compensation, and enhanced and timely disclosure of corporate information. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The Sarbanes-Oxley Act and related SEC regulations provides for, among other matters:

- a prohibition on personal loans by Cowlitz to its directors and executive officers except loans in the ordinary course of business made by the Bank;
- independence requirements for Board audit committee members and the Company's auditors;
- certification of Exchange Act reports by the chief executive officer and the chief financial officer;
- disclosure of off-balance sheet transactions;
- expedited reporting of stock transactions by insiders;
- internal and disclosure controls and procedures requirements; and
- increased criminal penalties for violations of securities laws.

The Sarbanes-Oxley Act also requires:

- management to establish, maintain and evaluate disclosure controls and procedures;
- report on its annual assessment of the effectiveness of internal controls over financial reporting; and
- a company's auditor to attest to management's assessment of internal controls.

The SEC has adopted regulations to implement various provisions of the Sarbanes-Oxley Act, including disclosures in periodic filings pursuant to the Exchange Act. Also in response to the Sarbanes-Oxley Act, NASDAQ adopted new standards for listed companies. In 2007, the SEC extended the requirement for a company's auditor to attest to management's assessment of internal controls for a small company, as defined by the SEC. For 2007, the Company met the definition of a small company and, therefore, did not have its external auditor attest to management's assessment of internal controls. In 2007, the Sarbanes-Oxley Act substantially increased the Company's reporting and compliance expenses.

Anti-Terrorism Legislation. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act ("USA Patriot Act"), enacted in 2001:

- prohibits banks from providing correspondent accounts directly to foreign shell banks;
- imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals;
- requires financial institutions to establish an anti-money-laundering ("AML") compliance program; and
- generally eliminates civil liability for persons who file suspicious activity reports.

The USA Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act, which to some degree, affects the Bank's record-keeping and reporting expenses. Should the Bank's AML compliance program be deemed insufficient by federal regulators, the Company would not be able to grow through acquiring other institutions or opening de novo branches.

Additional Matters. The Company and the Bank are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting lending, deposit and collection activities and regulations affecting secondary mortgage market activities. The earnings of financial institutions, including the Company and the Bank, are also affected by general economic conditions and prevailing interest rates, both domestic and foreign and by the monetary and fiscal policies of the U.S. Government and its various agencies, particularly the Federal Reserve.

Additional legislation and administrative actions affecting the banking industry may be considered by the United States Congress, the Washington Legislature and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation or administrative action will be enacted or the extent to which the banking industry in general or the Company and the Bank in particular would be affected.

Item 1A. Risk Factors

The Company is extremely sensitive to the economy of the Pacific Northwest.

The Company operates primarily in Cowlitz County, Washington, the Seattle/Bellevue metropolitan area, and the Vancouver, Washington and Portland, Oregon metropolitan area. Local economic conditions in these areas have a significant impact on:

- the ability of the Company's customers to repay loans;
- the value of collateral securing loans;
- the demand for the Company's products and services; and
- the stability of deposits that create liquidity to support lending activities.

A sustained economic downturn could affect these local economies, resulting in an adverse effect on the Company's financial condition or results of operations.

The Company has a concentration of real estate collateral securing loans.

Many of the Company's loans are secured by real estate located in Washington and Oregon. A decline in the real estate market could lead to a decrease in the value of collateral securing loans to the Company's customers. The Company's ability to recover on defaulted loans by foreclosing and selling the real estate collateral would be diminished, and the Company would be more likely to incur losses on defaulted loans.

Interest rates are subject to constant, often unpredictable changes and could have an adverse effect on our earnings.

Interest and fees on loans and securities, net of interest paid on deposits and borrowings, are a large part of the Company's net income. Interest rates are key drivers of net interest margin and are subject to many factors beyond the control of management. As interest rates change, net interest income is affected. Rapid increases in interest rates in the future could result in interest expense increasing faster than interest income because of mismatches in financial instrument maturities and rapid decreases in interest rates could result in interest income decreasing faster than interest expense, for example, when management is unable to match decreases in market interest rates, lowering earning assets yield, with reduced rates paid on deposits or borrowings. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth, particularly in construction lending, an important factor in the Company's revenue growth over the past two years. Decreases or increases in interest rates could have a negative effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore decrease net interest income. For more information on this topic see "Quantitative and Qualitative Disclosures about Market Risk."

Our allowance for credit losses may not be adequate.

The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, if it occurs, may have an adverse effect on the Company's financial condition or results of operation. The Company maintains a reserve for credit losses to absorb estimated probable loan losses inherent in the loan and commitment portfolios as of the balance sheet date. In determining the level of the reserve, management makes various assumptions and judgments about the loan portfolio. If the Company's assumptions are incorrect, the reserve for credit losses may not be sufficient to cover losses, which could adversely affect the Company's financial condition or results of operations. The Company establishes its level of reserve for credit losses as a result of management's continued evaluation of specific credit risks, loan loss experience, quality of the current loan portfolio, loan concentrations, economic conditions, regulations, political climate, new information about borrowers, additional problem loans and other factors.

We may be subject to environmental liability risk associated with lending activities.

A significant portion of the Bank's loan portfolio is secured by real property. In the ordinary course of business, the Bank may foreclose on and take title to properties securing loans. There is a risk that hazardous or toxic substances will be found on these properties, in which case the Bank may be liable for remediation costs and related personal injury and property damage. Compliance with environmental laws may require the Bank to incur substantial expenses and may materially reduce the affected property's value or limit the Bank's ability to use or sell the affected property. Environmental indemnifications obtained from borrowers and their principals or affiliates may not adequately compensate the Bank for losses related to environmental conditions. The remediation costs and financial liabilities associated with environmental conditions could have a material adverse effect on our financial condition and results of operations.

We rely on our information technology and communications systems to conduct our business.

We depend on uninterrupted and successful functioning of our information technology and communications systems, many of which are provided by third parties. We rely on outsourced systems to provide customer service and complete banking transactions. Disruptions in these systems could affect our ability to deliver products and services to our customers. If a third party service provider experiences operational or financial difficulties that interfere with their ability to serve us, our operations could be harmed.

The financial services industry is extremely competitive.

The Company competes with well-established, large banks based outside of the region, community banks, credit unions, thrift institutions, investment banking firms, insurance companies, payday loan offices and mortgage lenders for depositors and borrowers. Management believes the most significant competitive factor is customer service, in addition to competitively priced loans and deposits, for structure, branch locations and the range of banking products and services offered.

Offices of the major financial institutions have competitive advantages over the Company in that they have high public visibility, may offer a wider variety of products and are able to maintain advertising and marketing activities on a much larger scale than the Company can economically maintain. Since single borrower lending limits imposed by law are dependent on the capital of the institution, the branches of larger institutions with substantial capital bases also have an advantage with respect to loan applications that are in excess of the Company's legal lending limits.

In competing for deposits, the Company is subject to certain limitations not applicable to non-bank financial institution competitors. Previous laws limiting the deposit instruments and lending activities of savings and loan associations have been substantially eliminated, thus increasing the competition from these institutions. In Cowlitz County, the main source of competition for deposits is the relatively large number of credit unions.

Federal and State regulations applicable only to banks and bank holding companies also place banks at a competitive disadvantage compared to less regulated competitors such as finance companies, credit unions, mortgage banking companies and leasing companies. Although the Company has been able to compete effectively in its market area in the past, there can be no assurance that it will be able to continue to do so. With significant competition in the Company's market areas, there can be no assurance that the Company can continue to attract significant loan and deposit customers. The inability to attract these customers could have an adverse effect on the Company's financial position and results of operations.

The financial services industry is heavily regulated and additional laws and regulations are often considered at the state and federal level.

Federal and state regulations are designed to protect depositors, federal deposit insurance funds, consumers and the banking system, not our shareholders. Banking regulations can significantly restrict our business. Additional laws and regulations affecting banks and bank holdings companies are often proposed at the state and federal levels, which could affect our ability to compete with non-bank companies. The operations of the Company and the Bank may be adversely affected by legislative and regulatory changes as well as by changes in the policies of various regulatory authorities. The Company cannot accurately predict the nature or the extent of the effects that such changes may have in the future on its business and earnings. Failure to comply with the laws or regulations could result in fines, penalties, sanctions and damage to the Company's reputation which could have an adverse effect on the Company's business and financial results.

If we acquire companies in the future, our earnings could be reduced if we are unable to successfully integrate operations.

We explore opportunities to acquire other banks. If we are able to find a suitable acquisition opportunity and negotiate and close a transaction, but we experience difficulty in integrating an acquired company, consequently, we may not realize expected revenue enhancements, cost savings, increases in geographic presence or other projected benefits. Integration could also disturb customer and employee relationships at the acquired company, causing deposit run-off and loss of key employees. Resources spent on integration may also detract from our ability to grow existing business.

The Company may not be able to attract or retain key banking employees.

The Company strives to attract and retain key banking professionals, management and staff. Competition to attract the best professionals in the industry can be intense which will limit the Company's ability to hire new professionals. Banking related revenues and net income could be adversely affected in the event of the unexpected loss of key personnel.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company owns its main office space in Longview, Washington, occupying approximately 27,500 square feet. The Company owns branches in Kelso and Kalama, Washington. All other facilities are leased. Six of these banking offices have automated teller machines and three provide drive-up services. The following are all of the Company's locations at December 31, 2007.

Cowlitz Bancorporation Cowlitz Bank Main Office Bay Mortgage—Longview	**Cowlitz Bank—Kalama**	**Bay Bank—Portland**
927 Commerce Avenue Longview, WA 98632 (360) 423-9800	195 N. 1st Street Kalama, WA 98625 (360) 673-2226	1001 SW 5th Ave., Suite 250 Portland, OR 97204 (503) 222-9164
Cowlitz Bank—Kelso	**Bay Bank—Bellevue**	**Bay Bank Retirement Center Branch Springridge at Charbonneau**
1000 South 13th Kelso, WA 98626 (360) 423-7800	10500 NE 8th St., Suite 1750 Bellevue, WA 98004 (425) 452-1543	32200 SW French Prarie Rd Wilsonville, OR 97070 (503) 694-6950
Cowlitz Bank—Castle Rock	**Bay Mortgage—Vancouver Bay Bank—Vancouver**	**Bay Bank—Seattle**
202 Cowlitz St. W. Castle Rock, WA 98611 (360) 274-6685	700 Washington St., Suite 105 Vancouver, WA 98660 (360) 992-6200	1505 Westlake Ave N, Suite 125 Seattle, WA 981093050 (206) 282-4000

Item 3. Legal Proceedings

The Company from time to time enters into routine litigation resulting from the collection of secured and unsecured indebtedness as part of its business of providing financial services. In some cases, such litigation will involve counterclaims or other claims against the Company. Such proceedings against financial institutions sometimes also involve claims for punitive damages in addition to other specific relief. The Company is not a party to any litigation other than in the ordinary course of business. In the opinion of management, the ultimate outcome of all pending legal proceedings will not individually or in the aggregate have a material adverse effect on the financial condition or the results of operations of the Company.

Item 4. Submission of Matters to a Vote of Securities Holders

No matters were presented for a vote of the Company's shareholders during the fourth quarter of 2007.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

Cowlitz Bancorporation stock trades on the NASDAQ Global Market under the symbol "CWLZ".

	2007			2006		
	Market Price		Cash Dividend Declared	Market Price		Cash Dividend Declared
	High	Low		High	Low	
1st Quarter	$17.00	$16.10	$—	$14.60	$13.13	$—
2nd Quarter	17.55	16.25	—	16.20	13.55	—
3rd Quarter	16.40	12.38	—	16.88	14.94	—
4th Quarter	15.01	11.29	—	17.43	16.25	—

During 2007 and 2006, the Company neither declared nor paid any dividends to its stockholders. As of February 29, 2008 there were 5,054,507 shares of common stock outstanding and 355 shareholders of record, a number that does not include beneficial owners who hold shares in "street name".

On September 5, 2007, the Company announced a stock repurchase plan program for up to 500,000 shares. No shares were purchased as of December 31, 2007.

Stock Performance Graph

The following chart, which is furnished not filed, compares the annual percentage change in the cumulative total return of Cowlitz Bancorporation common stock during the period commencing December 31, 2002 and through the fiscal years ended December 31, 2007 with the total return index for the NASDAQ Composite Index and the total return index for the NASDAQ Bank Index. This comparison assumes $100.00 was invested on December 31, 2002, in Cowlitz common stock and in the comparison indices, and assumes reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. Price information for the chart was obtained using the NASDAQ closing price as of that date.


TOTAL RETURN PERFORMANCE
$250
$200
$150
$100
$50
$0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Cowlitz Bancorporation
NASDAQ Composite
NASDAQ Bank Index

Index	Period Ending 12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Cowlitz Bancorporation	**100.00**	**148.22**	**146.77**	**189.72**	**221.08**	**154.15**
NASDAQ Composite	**100.00**	**150.01**	**162.89**	**165.13**	**180.85**	**198.60**
NASDAQ Bank Index	**100.00**	**129.93**	**144.21**	**137.97**	**153.15**	**119.35**

Cowlitz Bancorporation's total cumulative return was 54.15% over the five-year period ending December 31, 2007, compared with 98.6% and 19.35% for the NASDAQ Composite and NASDAQ Bank indices, respectively.

Item 6. Selected Financial Data

(dollars in thousands)	2007	2006	2005	2004	2003
	As of and For the Year Ended December 31,				
Interest income	$ 36,226	$ 31,638	$ 19,698	$ 15,243	$ 16,282
Interest expense	13,871	9,263	4,902	3,048	4,962
Net interest income	22,355	22,375	14,796	12,195	11,320
Provision for credit losses	7,800	2,640	870	210	237
Net interest income after provision for credit losses	14,555	19,735	13,926	11,985	11,083
Non-interest income	3,462	2,825	2,194	2,787	9,406
Non-interest expense	18,721	16,099	12,304	12,242	20,410
Income (loss) before income taxes	(704)	6,461	3,816	2,530	79
Income tax (benefit) provision	(790)	1,702	859	590	(38)
Net income	$ 86	$ 4,759	$ 2,957	$ 1,940	$ 117
Per share data:					
Diluted earnings per share	$ 0.02	$ 0.93	$ 0.66	$ 0.47	$ 0.03
Cash dividends per share	$ —	$ —	$ —	$ —	$ —
Weighted average diluted shares outstanding	5,175,526	5,098,334	4,451,466	4,094,109	4,004,502
Balance Sheet Data (at period end)					
Loans, net of deferred fees	$ 397,325	$ 358,390	$ 270,247	$ 189,346	$ 163,490
Allowance for loan losses	5,801	4,481	4,668	3,796	3,968
Net loans charged-off during period	6,635	2,483	1,649	382	2,419
Total non-performing assets (1) (2)	13,226	1,759	4,156	818	3,225
Total assets (1)	514,180	468,395	370,095	273,286	268,799
Total deposits	441,179	399,450	309,195	234,610	226,480
Total liabilities (1)	458,640	417,670	325,154	237,588	236,997
Total shareholders' equity	55,540	50,725	44,941	35,698	31,802
Balance Sheet Data (average for period)					
Average loans, net of deferred fees	$ 383,477	$ 319,577	$ 219,882	$ 177,064	$ 173,966
Average interest-earning assets	446,337	384,251	284,080	242,310	271,771
Average total assets	489,141	422,133	308,542	265,411	292,520
Average shareholders' equity	53,932	47,642	36,483	33,477	32,660
Selected Ratios					
Return on average total assets	0.02%	1.13%	0.96%	0.73%	0.04%
Return on average shareholders' equity	0.16%	9.99%	8.11%	5.80%	0.36%
Net interest margin (fully tax-equivalent)	5.12%	5.90%	5.28%	5.10%	4.18%
Efficiency ratio (3)	72.51%	63.88%	72.42%	81.71%	98.48%
Allowance for loan losses to:					
Ending total loans	1.46%	1.25%	1.73%	2.00%	2.43%
Non-performing loans	54%	394%	112%	N/M	212%
Non-performing assets to ending total assets	2.57%	0.38%	1.12%	0.30%	1.20%
Net loans charged-off to average loans	1.73%	0.78%	0.75%	0.22%	1.39%
Shareholders' equity to average assets	11.35%	12.02%	14.57%	13.45%	10.87%
Tier 1 capital ratio (4)	13.56%	14.63%	17.63%	16.00%	15.12%
Total risk-based capital ratio (5)	14.82%	15.79%	18.89%	17.26%	16.38%

(1) For purposes of this presentation, immaterial results from discontinued operations have been included in the total.

(2) Non-performing assets consist of non-accrual loans, loans contractually past due 90 days or more, and repossessed assets.

(3) Non-interest expense divided by the sum of net interest income plus non-interest income.

(4) Tier 1 capital divided by risk-weighted assets.

(5) Total risk-based capital divided by risk-weighted assets.

N/M—Not meaningful.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations includes a discussion of significant business trends and uncertainties as well as certain forward-looking statements and is intended to be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements of the Company and accompanying notes included elsewhere in this report. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements, see Item 1A. "Risk Factors" and the risk factors discussed on page 1 immediately following the table of contents.

Results of Operations—Overview

For the year ended December 31, 2007, the Company recorded net income of $86,000, or $0.02 per diluted share. This compares with net income of $4.8 million, or $0.93 per share, and $3.0 million, or $0.66 per share, for the corresponding periods ended December 31, 2006, and 2005, respectively. Average loans in 2007 totaled $383.5 million, an increase of 20% over 2006, and up significantly from $219.9 million in 2005. This loan growth, primarily in commercial and real estate loans, was funded mostly by the growth in deposits, with a significant portion consisting of certificates of deposits.

Net interest income was down slightly compared with 2006 results, and up 51% over 2005 results. The net interest margin (on a fully tax-equivalent basis) was 5.12% in 2007, compared with 5.90% and 5.28% in 2006 and 2005, respectively. The decline in net interest margin in 2007 related to several factors, including recent Federal Reserve rate cuts, competitive loan and deposit pricing, and interest reversals on non-accrual loans, as well as a higher level of non-accrual loans.

The Company's provision for credit losses was $7.8 million in 2007, compared with $2.6 million in 2006 and $0.9 million in 2005. Net charge-offs of $6.6 million were recorded in 2007, compared with $2.5 million and $1.6 million in 2006 and 2005, respectively. The charge-offs in 2007 primarily related to residential land acquisition and development loans. At December 31, 2007, total non-performing assets were $13.2 million compared with $1.8 million at year-end 2006 and $4.2 million at December 31, 2005. Non-performing assets include nonaccrual loans, loans past due 90 days or more and still accruing, and repossessed assets.

Non-interest income and non-interest expenses in 2007 increased significantly when compared with 2006, reflecting an overall higher level of staffing, occupancy, data processing and branch activities due to loan growth and the expansion of the Company's international trade finance capabilities. In 2007, the Company incurred higher levels of professional fees related to efforts to comply with Sarbanes-Oxley Act requirements and to higher levels of non-performing assets.

Critical Accounting Policies

The Company's most critical accounting policy is related to the allowance for credit losses. The Company utilizes both quantitative and qualitative considerations in establishing an allowance for credit losses believed to be appropriate as of each reporting date.

Quantitative factors include:

- the volume and severity of non-performing loans and adversely classified credits,
- the level of net charge-offs experienced on previously classified loans,
- the nature and value of collateral securing the loans,
- the trend in loan growth and the percentage of change,
- the level of geographic and/or industry concentration,

- the relationship and trend over the past several years of recoveries in relation to charge-offs, and
- other known factors regarding specific loans.

Qualitative factors include:

- the effectiveness of credit administration,
- the adequacy of loan review,
- the adequacy of loan operations personnel and processes,
- the effect of competitive issues that impact loan underwriting and structure,
- the impact of economic conditions including interest rate trends,
- the introduction of new loan products or specific marketing efforts,
- large credit exposure and trends, and
- industry segments that are exhibiting stress.

Changes in the above factors could significantly affect the determination of the adequacy of the allowance for credit losses. Management performs a full analysis, no less often than quarterly, to ensure that changes in estimated credit loss levels are adjusted on a timely basis. For further discussion of this significant management estimate, see "Allowance for Credit Losses."

Another critical accounting policy of the Company is that related to the carrying value of goodwill and other intangibles. Under Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* (SFAS No. 142), the Company ceased amortization of goodwill on January 1, 2002 and periodically tests intangibles with indefinite lives for impairment. Impairment analysis of the fair value of goodwill involves a substantial amount of judgment, as does establishing and monitoring estimated amounts and lives of other intangible assets.

Net Interest Income

For financial institutions, the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits and other borrowings. Changes in net interest income result from changes in "volume," "spread" and "margin." Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Net interest margin is the ratio of net interest income to total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, the total dollar amount of interest income on interest-earning assets and interest expense on interest-bearing liabilities, the resulting yields or costs, net interest income, and net interest spread. Non-accrual loans have been included in the table as loans carrying a zero yield. Loan fees are amortized to interest income over the life of the loan.

	As of and For the Year Ended December 31,								
	2007			2006			2005		
(dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Assets									
Interest-Earning Assets:									
Loans (1) (2) (3)	$383,477	$33,191	8.66%	$319,577	$28,521	8.92%	$219,882	$16,967	7.72%
Taxable securities	34,010	1,865	5.48%	36,594	1,925	5.26%	41,004	1,884	4.59%
Non-taxable securities (2)	21,747	1,383	6.36%	19,690	1,096	5.57%	14,777	809	5.47%
Federal funds sold	5,207	262	5.03%	5,919	268	4.53%	5,977	201	3.36%
Interest-earning balances due from banks and FHLB stock	1,896	42	2.22%	2,471	140	5.67%	2,440	42	1.72%
Total interest-earning assets (2)	446,337	36,743	8.23%	384,251	31,950	8.31%	284,080	19,903	7.01%
Cash and due from banks	18,427			15,941			10,004		
Allowance for loan losses	(5,141)			(5,074)			(4,675)		
Other assets	29,518			27,015			19,133		
Total assets	$489,141			$422,133			$308,542		
Liabilities and Shareholders Equity									
Interest-Bearing Liabilities:									
Savings, money market and interest-bearing demand deposits	$104,310	$ 2,260	2.17%	$ 96,101	$ 1,321	1.37%	$ 83,498	$ 846	1.01%
Certificates of deposit	210,174	10,602	5.04%	156,655	7,022	4.48%	110,411	3,506	3.18%
Federal funds purchased	2,313	121	5.23%	1,467	83	5.66%	1,889	62	3.28%
Junior subordinated debentures	12,372	875	7.07%	12,372	815	6.59%	8,372	455	5.43%
FHLB and other borrowings	175	13	7.43%	297	22	7.41%	430	33	7.67%
Total interest-bearing liabilities	329,344	13,871	4.21%	266,892	9,263	3.47%	204,600	4,902	2.40%
Non-interest-bearing deposits	100,817			102,201			64,934		
Other liabilities	5,048			5,398			2,525		
Total liabilities	435,209			374,491			272,059		
Shareholders' Equity	53,932			47,642			36,483		
Total liabilities and shareholders' equity	$489,141			$422,133			$308,542		
Net interest income (2)		$22,872			$22,687			$15,001	
Net interest spread			4.02%			4.84%			4.61%
Yield on average interest-earning assets			8.23%			8.31%			7.01%
Interest expense to average interest-earning assets			3.11%			2.41%			1.73%
Net interest income to average interest-earning assets (net interest margin)			5.12%			5.90%			5.28%

(1) Loans include loans on which the accrual of interest has been discontinued.

(2) Interest earned on non-taxable securities and loans has been computed on a 34 percent tax-equivalent basis.

(3) Loan interest income includes net loan fee amortization of $1.8 million, $1.8 million, and $0.9 million for 2007, 2006, and 2005, respectively.

The following table shows the dollar amount of the increase (decrease) in the Company's net interest income and expense, on a tax equivalent basis, and attributes such dollar amounts to changes in volume or changes in rates. Rate/volume variances have been allocated to volume changes:

	Year Ended December 31,					
	2007 vs. 2006			2006 vs. 2005		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate	
Interest Income:						
Interest-earning balances due from banks	$ (13)	$ (85)	$ (98)	$ 2	$ 96	$ 98
Federal funds sold	(36)	30	(6)	(3)	70	67
Investment security income:						
Taxable securities	(142)	82	(60)	(232)	273	41
Non-taxable securities	131	156	287	274	13	287
Loans	5,531	(861)	4,670	8,893	2,661	11,554
Total interest income	5,471	(678)	4,793	8,934	3,113	12,047
Interest Expense:						
Savings, money market and interest-bearing demand deposits	178	761	939	173	302	475
Certificates of deposit	2,700	880	3,580	2,073	1,443	3,516
Federal funds purchased	44	(6)	38	(24)	45	21
Junior subordinated debentures	—	60	60	263	97	360
FHLB and other borrowings	(9)	—	(9)	(10)	(1)	(11)
Total interest expense	2,913	1,695	4,608	2,475	1,886	4,361
Net Interest Spread	$2,558	$(2,373)	$ 185	$6,459	$1,227	$ 7,686

Interest-Earning Assets. Total average earning assets increased $62.1 million in 2007 to $446.3 million, compared with $384.3 million in 2006. Average loans in 2007 increased $63.9 million, or 20%, reflecting the strength of the economy in the Pacific Northwest throughout much of the year and expansion of the Company's lending staff. The average yield on earning assets in 2007 was 8.23% compared with 8.31% in 2006. The increase in interest income due to the increase in average loans was partially offset by a decrease in loan yields. The Bank's prime rate stood at 7.25% at year-end 2007 compared to 8.25% at year-end 2006. Approximately two-thirds of the Company's loan portfolio was composed of variable-rate loans during 2007.

Comparing 2006 to 2005, total average interest earning assets increased $100.2 million. Average loans increased $99.7 million, reflecting the strong economy in the Pacific Northwest during the period and the acquisition of Asia-Europe-Americas Bank (AEA) in late 2005. Average yields earned on interest-earning assets increased 130 basis points (b.p.—100 b.p. is equal to 1.0%), primarily due to the increase in market interest rates during the first six months of 2006. The Bank's prime rate stood at 8.25% at year-end 2006, unchanged from late June 2006, as the Federal Reserve had not adjusted its benchmark interest rate since that time. The Bank's prime rate on January 1, 2006 was 7.25%.

Interest-Bearing Liabilities. The average rate paid on interest-bearing liabilities increased 74 b.p. The average rate paid in 2007 was 4.21%, compared with 3.47% in 2006. The Company's loan growth in 2007 exceeded its growth in non-interest bearing and low-cost deposits, and the balance of the funding need was met primarily through certificates of deposit. The average rate paid on certificates of deposit in 2007 was 5.04% compared with 4.48% in 2006, an increase of 56 b.p., primarily due to the higher rate environment in 2007.

In 2006, a rising interest rate environment led to higher average rates paid for deposits and other borrowings as compared with 2005. The average cost of interest-bearing liabilities increased to 3.47% in 2006 from 2.40% in 2005. Average rates on savings, money market and interest-bearing demand deposits increased 36 b.p., and average rates on certificates of deposits increased 130 b.p. In addition to the increase in non-interest-bearing deposits, loan growth was funded primarily by an increase in certificates of deposit.

Provision for Credit Losses

The amount of the allowance for credit losses is analyzed by management on a regular basis to ensure that it is adequate to absorb losses inherent in the loan portfolio as of the reporting date. When a provision for credit losses is recorded, the amount is based on the current volume of loans and commitments to extend credit, anticipated changes in loan volumes, past charge-off experience, management's assessment of the risk of loss on current loans, the level of non-performing and impaired loans, evaluation of future economic trends in the Company's market area, and other factors relevant to the loan portfolio. An internal loan risk grading system is used to evaluate potential losses of individual loans. The Company does not, as part of its analysis, group loans together by loan type to assign risk. See the "Allowance for Credit Losses" disclosure for a more detailed discussion.

The Company's provision for credit losses was $7.8 million for the year ended December 31, 2007, compared with $2.6 million and $870,000 the years ended December 31, 2006 and 2005, respectively. The significant increase in the 2007 provision for credit losses was largely due to the fourth quarter provision for credit losses of $6.8 million. In the fourth quarter of 2007, the Company charged off loans totaling $6.9 million, primarily related to residential land acquisition and development loans in the Portland, Oregon and southwest Washington markets. In addition, a portion of the increase in the provision was consistent with the current credit cycle and reflected the impact of loan growth, loan mix changes and current loan risk ratings of the portfolio. The increase in the provision in 2006 compared with 2005 reflected strong loan growth, but also included the impact of a $1.1 million charge-off due to a loss on a nationally syndicated equipment lease related to an alleged accounting fraud committed by the lessee. In 2006, over 90% of loan and lease charge-offs were non-real estate related.

At December 31, 2007, the allowance for loan losses was 1.46% of total loans compared to 1.25% and 1.73% at December 31, 2006 and 2005, respectively. If loan volumes continue to increase, or if the overall quality of the portfolio were to decline, provisions for credit losses would be expected to increase in future periods.

Non-interest Income

Non-interest income consists of the following components:

	For the Year Ended December 31,		
	2007	2006	2005
Service charges on deposit accounts	$ 683	$ 695	$ 553
Mortgage brokerage fees	289	228	291
Fiduciary income	692	602	598
Increase in cash surrender value of bank-owned life insurance	570	516	390
Wire fees	364	464	96
International trade fees	644	127	—
Net losses on sale of investment securities	(265)	(348)	(232)
Other income	485	541	498
Total non-interest income	$3,462	$2,825	$2,194

Total non-interest income was $3.5 million for the year ended December 31, 2007 compared with $2.8 million and $2.2 million for the year ended December 31, 2006 and 2005, respectively. Excluding securities transactions, non-interest income was $3.7 million, $3.2 million and $2.4 million for 2007, 2006, and 2005, respectively.

Service charges on deposit accounts were lower in 2007 compared with 2006, primarily due to a decline in overdraft account balances and a resulting decrease in overdraft fees. Service charges on deposit accounts were 26% higher in 2006 compared with 2005, primarily due to the acquisition of AEA in late 2005. Fiduciary income increased from 2006, primarily due to an increase of 21% in assets under management. The increase in income related to bank-owned life insurance was due to additional investments in 2006 and, to a lesser degree, in 2007. Wire fees decreased in 2007 from 2006 primarily due to accounts switching from a direct cash charge for wire transactions to a bundled service charge agreement with their deposit account. The increase from 2005 to 2006 in wire fees and international trade fees was a result of the acquisition of AEA in late 2005 and the establishment of the Company's international banking department in the second quarter of 2006.

The Company recognized losses on sale of investment securities in 2007, 2006 and 2005, as certain low-yielding securities were sold and the proceeds used to purchase additional securities to improve the overall yield of the portfolio or invest in higher yielding loans.

Non-interest Expense

Non-interest expense consists of the following components:

	For the Years Ended December 31,		
	2007	2006	2005
Salaries and employee benefits	$ 9,488	$ 8,567	$ 6,845
Net occupancy and equipment	2,280	2,110	1,498
Professional services	1,579	1,131	717
Equity in limited partnership (gains) losses	56	195	328
Business taxes	436	386	235
Interest rate contracts adjustments	215	(5)	—
FDIC assessment	103	40	49
Advertising	411	365	308
Data processing and communications	959	877	444
Postage and freight	364	324	275
Travel and education	517	429	299
Employee hiring	245	138	74
Foreclosed asset expense (income)	447	(36)	(225)
Other expenses	1,621	1,578	1,457
Total non-interest expense	$18,721	$16,099	$12,304

Most types of non-interest expense were higher in 2007 compared with 2006 and 2005. These increases were primarily a reflection of the overall higher level of staffing, including hiring costs, merit increases and performance-based pay, occupancy, and data processing. In addition to the Seattle branch acquisition in late 2005, the Company opened a full-service branch in Vancouver, Washington in the first quarter of 2006 and added an international trade finance department in the second quarter of 2006. At December 31, 2007, the Company had 146 full-time equivalent employees compared with 135 at December 31, 2006 and 119 at December 31, 2005.

Professional services include audit expenses, consulting costs, legal and other professional fees. In 2007, expenses for professional services increased over prior year levels primarily due to the outsourcing of the company's internal audit function, which was staffed internally in 2005, and external assistance with the

Company's process to comply with Sarbanes-Oxley Act Section 404 requirements for 2007. Data processing and communications were also significantly higher in 2007 compared with 2006 and 2005. Beginning in August 2006, the Company outsourced its core processing, lending, and internet banking systems to a third party service provider. These system conversions are expected to improve long-term operating and financial reporting efficiencies, as well as provide the infrastructure to support the Company's plans for growth. The Company expensed approximately $334,000 in costs for the new outsourced core processing systems in 2006 subsequent to the conversion. In addition, prepaid maintenance contracts and computer equipment associated with the Company's former in-house core processing system of approximately $52,000 were written off at the time of conversion. The higher level of travel and education in the 2006 period was partially attributable to travel for training on the new systems.

Foreclosed asset expenses were $447,000 in 2007 compared with income related to foreclosed assets of $36,000 and $225,000 in 2006 and 2005 respectively. Included in the 2007 expenses was $422,000 of foreclosed asset expenses related to the Company's share of a nationally syndicated equipment lease foreclosed in the fourth quarter of 2006. In the second quarter of 2007, the Company received revised equipment appraisal valuations and recorded a write-down of $305,600 and its share of certain expenses related to the foreclosed equipment. The equipment was sold in 2007.

Included in the non-interest expense for 2007 was a non-cash charge of $215,000 for the ineffective portion of the Company's cash flow hedges and the change in fair value of its interest rate floor contract. A non-cash credit of $5,000 was recorded in 2006. The Company's hedges provide an interest rate floor of 7.5% on a pool of variable rate loans totaling $50 million and fixed rate yields ranging from 7.67% to 7.76% on $75 million of variable rate loans. To reduce the volatility in reported earnings associated with the changes in fair value of these interest rate contracts, the Company began applying cash flow hedge accounting treatment, as prescribed by SFAS No. 133, as amended, as of December 12, 2006 to all of its interest rate contracts. In a cash flow hedge, the effective portion of the change in the fair value of the hedging derivative is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings during the same period in which the hedged item affects earnings. To the extent the Company's hedges are ineffective in hedging interest income cash flows from variable rate loans, the ineffectiveness is recognized in the income statement and included in non-interest expenses.

The Company has investments in limited partnerships that own and operate affordable housing projects or invest in small businesses. The Company's allocated share of investment gains or losses are included in non-interest expense as equity valuation adjustments in limited partnership investments. These investments serve as an element of compliance with the Community Reinvestment Act. The Company recognizes its proportionate share of management fees, operating losses and equity valuation adjustments as a component of non-interest expense. Tax credits related to these investments are recorded as a component of the tax provision.

The FDIC has regulations establishing a system for setting deposit insurance premiums based upon the risks a particular bank or savings association poses to the deposit insurance fund. This system bases an institution's risk category partly upon whether the institution is well-capitalized, adequately capitalized or less than adequately capitalized. Each insured depository institution is also assigned to one of three "supervisory" categories based on reviews by regulators, statistical analysis of financial statements and other relevant information. An institution's assessment rate depends upon the capital category and supervisory category to which it is assigned. Annual assessment rates in 2007 ranged from $0.05 for the highest rated institution to $0.43 per $100 of domestic deposits for an institution in the lowest category. Assessment rates for well managed, well capitalized institutions ranged from $0.05 to $0.07 per $100 of deposits annually. The Bank's assessment rate for 2007 fell within this range and is expected to fall within this range for 2008. In 2007, the FDIC issued one-time assessment credits that can be used to offset FDIC assessments. The Bank's credit was fully utilized and covered the majority of the assessment. The Bank does not have any remaining credit to offset assessments in 2008.

Under legislation enacted in 1996 to recapitalize the Savings Association Insurance Fund, the FDIC is authorized to collect assessments against insured deposits to be paid to the Financing Corporation ("FICO") to service FICO debt incurred in the 1980's. The 2007 FICO assessment rate for deposits insured by the Deposit Insurance Fund was $0.0114 per $100 of deposits per year. FICO assessments were not material in any of the years presented.

Income Taxes

The Company's effective tax rate for 2007, 2006 and 2005 was (112.2%), 26.3% and 22.5%, respectively. The effective tax rates for the years presented differed from the Company's combined federal and state statutory tax rate of 35.17% in 2007 and 34.5% in prior years primarily due to non-taxable loan, municipal bond and bank-owned life insurance income. In addition, in 2007, 2006 and 2005, the Company recorded $112,000, $102,000 and $131,000, respectively, of tax credits associated with its investments in affordable housing limited partnerships.

Financial Condition

The following table summarizes the dollar and percentage change from year to year for selected balance sheet items:

(dollars in thousands)	December 31, 2007	December 31, 2006	December 31, 2005	Increase (Decrease) 12/31/07 – 12/31/06 (dollars)	12/31/07 – 12/31/06 (percent)	12/31/06 - 12/31/05 (dollars)	12/31/06 - 12/31/05 (percent)
Assets							
Cash and cash equivalents	$ 31,251	$ 26,581	$ 23,457	$ 4,670	18%	$ 3,124	13%
Investment securities	51,578	57,688	52,462	(6,110)	-11%	5,226	10%
Loans, net of deferred fees	397,325	358,390	270,247	38,935	11%	88,143	33%
Allowance for loan losses	(5,801)	(4,481)	(4,668)	(1,320)	29%	187	-4%
Cash surrender value of bank-owned life insurance	14,328	13,491	11,475	837	6%	2,016	18%
Goodwill and other intangibles	1,834	1,938	2,135	(104)	-5%	(197)	-9%
Other assets	23,665	14,788	14,987	8,877	60%	(199)	-1%
Total assets	$514,180	$468,395	$370,095	$ 45,785	10%	$98,300	27%
Liabilities							
Non-interest-bearing deposits	$ 91,662	$107,943	$ 97,327	$(16,281)	-15%	$10,616	11%
Interest-bearing deposits	349,517	291,507	211,868	58,010	20%	79,639	38%
Total deposits	441,179	399,450	309,195	41,729	10%	90,255	29%
Fed funds and other borrowings	1,179	738	817	441	60%	(79)	-10%
Junior subordinated debentures	12,372	12,372	12,372	—	—	—	—
Other liabilities	3,910	5,110	2,770	(1,200)	-23%	2,340	84%
Total liabilities	458,640	417,670	325,154	40,970	10%	92,516	28%
Shareholders' Equity	55,540	50,725	44,941	4,815	9%	5,784	13%
Total liabilities and shareholders' equity	$514,180	$468,395	$370,095	$ 45,785	10%	$98,300	27%

Investment Securities

At December 31, 2007, the Company's portfolio of investment securities totaled $51.6 million, compared with $57.7 million at December 31, 2006 and $52.5 million at December 31, 2005. The Company decreased its investment portfolio by $6.1 million, or 11%, from December 31, 2006 to December 31, 2007, primarily to fund loan growth during 2007. The Company follows financial accounting principles that require the identification of investment securities as held-to-maturity, available-for-sale or trading assets. Securities designated as held-to-maturity are those that the Company has the intent and ability to hold until they mature or are called. Available-for-sale securities are those that management may sell if circumstances warrant. Trading assets are purchased and held principally for the purpose of reselling them within a short period of time. The Company does not acquire securities for trading purposes.

At December 31, 2007, 53% of the Company's investment portfolio was mortgage-backed securities, 44% municipal bonds and 3% U.S. Government agencies securities. The Company's mortgage-backed securities are all highly rated, investment-grade securities primarily issued by government-sponsored organizations. The Company has not invested in securities backed by sub-prime mortgages and believes its investment portfolio has negligible exposure to such risk at this date. The mix of available-for-sale and held-to-maturity investment securities is considered in the context of the Company's overall asset-liability management policy and illustrates management's assessment of the relative liquidity of the Company. The composition of the investment securities portfolio reflects management's strategy regarding maintenance of an appropriate level of liquidity, while providing a relatively stable source of interest income. Management utilizes the securities portfolio to mitigate interest rate risk and credit risk inherent in the loan portfolio. In addition, investment securities provide a vehicle for the investment of available funds, a source of liquidity (by pledging as collateral or through repurchase agreements) and collateral for certain public funds deposits.

The following table provides the amortized cost and fair value of the Company's investment securities, which were classified as available for sale, at December 31, 2007 and 2006.

	December 31,			
	2007		2006	
(dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Agency securities	$ 1,777	$ 1,514	$ —	$ —
Mortgage-backed securities	27,309	27,263	36,518	36,223
Municipal bonds	22,502	22,801	21,199	21,465
Total	$51,588	$51,578	$57,717	$57,688

At December 31, 2007, the Company's investment securities had total net unrealized losses of $10,000, compared with net unrealized losses of $29,000 at December 31, 2006. Unrealized gains and losses reflect changes in market conditions and do not represent the amount of actual profits or losses the Company may ultimately realize. Actual realized gains and losses occur at the time investment securities are sold or redeemed. Management has no current plans to sell any of these securities, but may choose to sell securities in the future depending on cash, liquidity, and earnings considerations.

The following table summarizes the fair value of the contractual or estimated maturities and weighted average yields of the Company's investment securities at December 31, 2007.

(dollars in thousands)	One year or less	Yield	One through 5 years	Yield	After 5 through 10 years	Yield	After 10 years	Yield	Total	Yield
Agency securities (1)	$—	—	$ 1,514	8.36%	$ —	—	$ —	—	$ 1,514	8.36%
Mortgage-backed securities	166	5.89%	19,877	5.59%	7,220	5.11%	—	—	27,263	5.46%
Municipal bonds (1)	35	4.55%	1,369	5.52%	7,081	6.18%	14,316	6.50%	22,801	6.34%
Total	$201	5.65%	$22,760	5.63%	$14,301	5.63%	$14,316	6.50%	$51,578	5.95%

(1) Interest earned on tax-exempt securities has been computed on a 34 percent tax-equivalent basis.

For the purposes of the maturity schedule, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the expected maturity of the underlying collateral. Mortgage-backed securities may mature earlier than their stated contractual maturities because of accelerated principal repayments of the underlying loans.

Federal Home Loan Bank Stock

The Company is a member and shareholder in the Federal Home Loan Bank of Seattle. The Company's relationship and stock investment with the FHLB provides a borrowing source for meeting liquidity requirements and potential dividend income. The Company's investment in FHLB stock was $1.2 million at December 31, 2007 and 2006.

Loans

The following table presents the composition of the Company's loan portfolio, in accordance with bank regulatory guidelines, and excluding amounts related to discontinued operations, at the dates indicated.

	December 31,									
	2007		2006		2005		2004		2003	
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$101,662	25.5%	$ 80,411	22.4%	$ 75,974	28.1%	$ 55,338	29.2%	$ 38,792	23.6%
Real estate:										
Construction	97,447	24.5%	98,736	27.5%	46,281	17.0%	25,558	13.4%	18,305	11.1%
Residential 1-4 family	39,200	9.8%	37,190	10.3%	25,361	9.4%	18,486	9.7%	20,784	12.7%
Multifamily	9,938	2.5%	11,025	3.1%	11,999	4.4%	8,463	4.5%	4,776	2.9%
Commercial	146,348	36.7%	128,655	35.7%	108,041	39.9%	79,174	41.7%	77,419	47.2%
Installment and other consumer	3,924	1.0%	3,451	1.0%	3,194	1.2%	2,780	1.5%	4,097	2.5%
	398,519	100.0%	359,468	100.0%	270,850	100.0%	189,799	100.0%	164,173	100.0%
Deferred loan fees	(1,194)		(1,078)		(603)		(453)		(683)	
Total loans	397,325		358,390		270,247		189,346		163,490	
Allowance for loan losses	(5,801)		(4,481)		(4,668)		(3,796)		(3,968)	
Total loans, net	$391,524		$353,909		$265,579		$185,550		$159,522	

Loans totaled $397.3 million at December 31, 2007, an 11% increase over total loans at December 31, 2006. Total loans increased $88.2 million from December 31, 2005 to December 31, 2006. The Company's lending strategy is to build a loan portfolio that services the needs of our customers and communities, maximizes earnings, and mitigates credit risk. During the period 2005 through 2007, the Bank increased the number of commercial loan officers and expanded its commercial lending relationships. The Bank's resources were shifted from the secondary mortgage market function in place during 2003 and prior years to commercial banking, and, as a result, total loans have increased. The loan portfolio has increased significantly in commercial and commercial real estate loans.

At December 31, 2007, the Bank had total commitments to fund loans, including credit available under commercial and home equity lines, letters of credit and credit cards, of $96.3 million compared with $127.3 million at December 31, 2006.

The following table shows the contractual maturities of the Company's loans, net of deferred fees, at December 31, 2007:

	December 31, 2007			
(dollars in thousands)	Due in one year or less	Due after one year through five years	Due after five years	Total Loans
Commercial	$ 56,615	$ 24,331	$20,411	$101,357
Real estate:				
Construction	86,679	5,018	5,458	97,155
Residential 1-4 family	11,528	7,890	19,665	39,083
Multifamily	4,581	2,152	3,175	9,908
Commercial	27,992	67,780	50,138	145,910
Installment and other consumer	1,738	1,105	1,069	3,912
Total loans net of deferred fees	$189,133	$108,276	$99,916	$397,325
Loans with fixed interest rates	$ 26,475	$ 79,990	$43,169	$149,634
Loans with variable interest rates	162,658	28,286	56,747	247,691
Total loans, net of deferred fees	$189,133	$108,276	$99,916	$397,325

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of potential losses as of the date of the financial statements and includes the allowance for loan losses and the Company's liability for unfunded credit commitments. The loan portfolio is regularly reviewed to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, the Company estimates losses inherent in all loans and commitments to make loans, and evaluates non-performing loans to determine the amount, if any, necessary for a specific reserve. An important element in determining the adequacy of the allowance for credit losses is an analysis of loans by loan risk-rating categories. At a loan's inception and periodically throughout the life of the loan, management evaluates the credit risk by using a risk-rating system. This grading system currently includes eleven levels of risk. Risk ratings range from "1" for the strongest credits to "10" for the weakest. A "10" rated loan would normally represent a loss. All loans rated 7-10 are collectively the Company's "Watch List". The specific grades from 7-10 are "watch list" (risk-rating 7), "special mention" (risk-rating 7.5), "substandard" (risk-rating 8), "doubtful" (risk-rating 9), and "loss" (risk-rating 10). When indicators such as operating losses, collateral impairment or delinquency problems show that a credit may have weakened, the credit will be downgraded as appropriate. Similarly, as borrowers bring loans current, show improved cash flows or improve the collateral position of a loan, the credits may be upgraded. The result of management's ongoing evaluations and the risk ratings of the portfolio is an allowance with four components- specific reserves, general reserves, special reserves, and an amount available for other factors.

Specific Allowance. Loans on the Bank's Watch List, as described above, are specifically reviewed and analyzed. Management considers in its analysis expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to pay. When significant conditions or circumstances exist on an individual loan indicating greater risk, specific reserves may be allocated in addition to the general reserve percentage for that particular risk-rating, as outlined in Statement of Financial Accounting Standards No. 114 "*Accounting by Creditors for Impairment of a Loan.*"

General Allowance. All loans that do not require a specific allocation are subject to a general allocation based upon historic loss factors. Management determines these factors by analyzing the volume and mix of the existing loan portfolio, in addition to other factors. Management also analyzes the following:

- the volume and severity of non-performing loans and adversely classified credits;
- the level of net charge-offs experienced on previously classified loans;
- the nature and value of collateral securing the loans; and
- the relationship and trend over the past several years of recoveries in relation to charge-offs.

Special Allowance. Special allowances are established to facilitate changes in the Bank's strategy and other factors. Special allocations are to take into consideration various factors that include, but are not limited to:

- effectiveness of credit administration;
- adequacy of loan review;
- the adequacy of loan operations personnel and processes;
- the trend in loan growth and the percentage of change;
- the level of geographic and/or industry concentration;
- the effect of competitive issues that impact loan underwriting and structure;
- the impact of economic conditions, including interest rate trends;
- the introduction of new loan products or special marketing efforts;
- large credit exposure and trends; and
- commercial real estate acquisition and development portfolio

Amounts Available for Other Factors. Management also attempts to ensure that the overall allowance appropriately reflects a margin for the imprecision necessarily inherent in estimates of expected loan losses. The quarterly analysis of specific, general, and special allocations of the allowance is the principal method relied upon by management to ensure that changes in estimated credit loss levels are adjusted on a timely basis. The inclusion of historical loss factors in the process of determining the general component of the allowance also acts as a self-correcting mechanism of management's estimation process, as past and more remote loss experience is replaced by more recent experience. In its analysis of the specific, the general, and special allocations of the allowance, management also considers regulatory guidance in addition to the Company's own experience.

Liability for Unfunded Credit Commitments. Management determines the adequacy of the liability for unfunded credit commitments based upon reviews of individual credit facilities, current economic conditions, the risk characteristics of the various categories of commitments and other relevant factors. The liability is based on estimates, which are evaluated on a regular basis, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Loans and other extensions of credit deemed uncollectible are charged to the allowance for loan losses. Subsequent recoveries, if any, are credited to the allowance. Draws on unfunded commitments that are considered uncollectible at the time funds are advanced are charged to the allowance for loan losses. Provisions for unfunded commitment losses are added to the liability for unfunded commitments, which is included in other liabilities in the consolidated balance sheets. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs when and if they occur. The related provision for credit losses that is charged to income is the amount necessary to adjust the allowance for credit losses to the level determined through the above process.

The following table shows the components of the allowance for credit losses at the dates indicated:

(dollars in thousands)	December 31, 2007 Amount	December 31, 2007 Percent	December 31, 2006 Amount	December 31, 2006 Percent
General	$2,733	46%	$3,463	72%
Specific	—	—	—	—
Special	3,167	52%	1,247	26%
Available for other factors	90	2%	115	2%
Total allowance for credit losses	$5,990	100%	$4,825	100%

The increase in the total allowance for credit losses in 2007 was primarily due to loan growth and management's current assessment of economic, market and business conditions, which are noted above under "Special Reserves". At December 31, 2007, the allowance for credit losses was 1.51% of total loans and 55% of non-performing loans, compared with an allowance for credit losses at December 31, 2006 of 1.35% of total loans and 424% of total non-performing loans respectively. The Company believes that the allowance for credit losses at December 31, 2007 is sufficient to absorb losses inherent in the loan portfolio and credit commitments outstanding as of that date based on the best information available. This assessment, based in part on historical levels of net charge-offs, loan growth and a detailed review of the quality of the loan portfolio, involves uncertainty and judgment, and, therefore, the adequacy of the allowance for credit losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examinations of the Bank, may require additional charges to the provision for credit losses in future periods if the results of their review warrant it.

During the first quarter of 2006, the portion of the allowance for loan losses related to unfunded credit commitments, such as letters of credit and the available portion of credit lines, was reclassified from the allowance for loan losses to other liabilities on the balance sheet in accordance with generally accepted accounting principles. Prior period amounts were not material. The following table shows the Company's loan loss performance for the periods indicated:

	For the Year Ended December 31,				
(dollars in thousands)	2007	2006	2005	2004	2003
Loans outstanding at end of period, net of deferred fees	$397,325	$358,390	$270,247	$189,346	$163,490
Average loans outstanding during the period	$383,477	$319,577	$219,882	$177,064	$173,966
Allowance for credit losses, beginning of period	$ 4,825	$ 4,668	$ 3,796	$ 3,968	$ 6,150
Loans charged off:					
Commercial	73	2,576	627	138	1,409
Real estate	6,936	106	1,089	391	1,671
Consumer and other	61	109	101	146	144
Total loans charged off	7,070	2,791	1,817	675	3,224
Recoveries:					
Commercial	319	276	74	212	504
Real estate	37	3	55	44	237
Consumer	79	29	39	37	64
Total recoveries	435	308	168	293	805
Net loans charged off during the period	6,635	2,483	1,649	382	2,419
Provision for credit losses	7,800	2,640	870	210	237
Adjustment incident to acquisition	—	—	1,651	—	—
Allowance for credit losses, end of period	$ 5,990	$ 4,825	$ 4,668	$ 3,796	$ 3,968
Components:					
Allowance for loan losses	$ 5,801	$ 4,481	$ 4,668	$ 3,796	$ 3,968
Liability for unfunded credit commitments	189	344	—	—	—
Total allowance for credit losses	$ 5,990	$ 4,825	$ 4,668	$ 3,796	$ 3,968
Ratio of net loans charged off to average loans outstanding	1.73%	0.78%	0.75%	0.22%	1.39%
Allowance for loan losses/total loans	1.46%	1.25%	1.73%	2.00%	2.43%
Allowance for credit losses/total loans	1.51%	1.35%	1.73%	2.00%	2.43%
Allowance for credit losses/non-performing loans	55%	424%	112%	N/M	212%

The level of net loan charge-offs to average loans for 2007 was 1.73% compared with 0.78% in 2006 and 0.75% in 2005. The significant increase in real estate loans charged-off over previous years was due to significant slowdown in the housing industry, primarily affecting the Company's residential land acquisition and development portfolio. In the fourth quarter of 2007, the Company recorded net charge-offs of $6.9 million, primarily related to four real estate loans in the Portland, Oregon and southwest Washington markets. The increase in net charge-offs in 2006 compared with 2005 was primarily due to a $1.1 million charge-off of a loss on a nationally syndicated equipment lease related to an alleged accounting fraud committed by the lessee. In 2006, over 90% of the Company's loan and lease charge-offs were non-real estate related. The Company believes that it has an effective credit review process and appropriate methodology for addressing problem exposures.

Non-Performing Assets

Non-performing loans include all loans greater than 90 days past due with respect to either principal or interest, and all loans to which the accrual of interest has been suspended. These loans, combined with repossessed real estate and other repossessed assets, are collectively considered to be non-performing assets. The following table presents information on non-performing assets at the dates indicated:

(dollars in thousands)	December 31, 2007	2006	2005	2004	2003
Loans on non-accrual status	$ 10,827	$ 1,137	$ 4,156	$ 84	$ 1,856
Loans past due greater than 90 days and accruing	149	—	—	1	17
Total non-performing loans	10,976	1,137	4,156	85	1,873
Other real estate owned	2,240	—	—	733	1,352
Other repossessed assets	10	622	—	—	—
Total non-performing assets	$ 13,226	$ 1,759	$ 4,156	$ 818	$ 3,225
Total assets	$514,180	$468,395	$370,095	$273,286	$268,799
Percentage of non-performing assets to total assets	2.57%	0.38%	1.12%	0.30%	1.20%

Total non-performing assets increased to 2.57% of total assets at December 31, 2007 from 0.38% at year-end 2006. Loans on non-accrual at December 31, 2007 consisted primarily of three residential land acquisition and development loans totaling $10.2 million. One loan totaling $2.4 million was sold in January of 2008 without additional loss. Other real estate owned at year-end 2007 related to the residential development property foreclosed on in the fourth quarter of 2007. Other repossessed assets at year-end 2006 primarily related to equipment repossessed in connection with the foreclosed equipment lease previously discussed. The increase in non-performing assets in 2005 was primarily related to loans acquired from AEA. The Company sold the majority of AEA impaired assets shortly after the acquisition and retained certain non-performing loans totaling $3.2 million. There were no loans classified as restructured at the dates presented.

Impaired Loans

The Company, during its normal loan review procedures, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered to be impaired during a period of minimal delay (less than 90 days) unless available information strongly suggests impairment. The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are charged to the allowance when management believes, after considering economic and business conditions, collection efforts, and collateral position, that the borrower's financial condition is such that collection of principal is not probable.

At December 31, 2007 and 2006, the Company's recorded investment in non-accrual loans was $10.8 million and $1.1 million, respectively. For these loans, there were no specific reserves at December 31, 2007 and 2006. The average recorded investment in non-accrual loans for the years ended December 31, 2007 and 2006 was approximately $7.8 million and $3.0 million, respectively.

Generally, no interest is accrued on loans when factors indicate collection of interest is doubtful or when principal or interest payments become 90 days past due, unless collection of principal and interest are anticipated within a reasonable period of time and the loans are well secured. For such loans, previously accrued but uncollected interest is charged against current earnings, and income is only recognized to the extent payments are subsequently received and collection of the remaining recorded principal balance is considered probable.

Other Assets

Comparing 2007 to 2006, the Company's other assets increased $8.3 million. The increase was primarily due to an increase in the fair value of the Company's interest rate contracts of $3.8 million and an increase in miscellaneous receivables of $2.9 million as a result of selling two securities on December 28, 2007 with a settlement date of January 3, 2008.

Deposits

The following table sets forth the composition of the Company's deposit liabilities and associated weighted average rates on the dates indicated:

	December 31,								
	2007			2006			2005		
(dollars in thousands)	Ending Balance	Average Balance	Weighted Average Rate	Ending Balance	Average Balance	Weighted Average Rate	Ending Balance	Average Balance	Weighted Average Rate
Non-interest-bearing demand deposits	$ 91,662	$100,817	—	$107,943	$102,201	—	$ 97,327	$ 64,934	—
Savings	17,687	17,069	0.86%	17,773	17,508	0.83%	17,112	16,953	0.75%
Interest-bearing demand deposits	18,105	16,513	0.36%	15,132	16,949	0.32%	19,063	16,626	0.30%
Money market accounts	86,658	70,728	2.95%	62,956	61,644	1.82%	62,185	49,919	1.34%
Certificates of deposit under $100,000	66,137	60,483	4.83%	53,823	42,070	4.09%	36,511	34,994	2.98%
Certificates of deposit over $100,000	160,930	149,691	5.13%	141,823	114,585	4.63%	76,997	75,417	3.30%
Total	$441,179	$415,301	3.10%	$399,450	$354,957	2.35%	$309,195	$258,843	1.69%

Total deposits at December 31, 2007 increased 10% over total deposits at year-end 2006 and total deposits at year-end 2006 increased 29% over year-end 2005. The Company's loan growth in 2007 and 2006 exceeded its core deposit generation, and the Company supplemented its core deposits with certificates of deposits, including brokered deposits, and brokered money market deposits. At December 31, 2007, brokered deposits were $121.4 million, or 28% of total deposits, compared with $79.1 million or 20% of total deposits at December 31, 2006. In 2007, the Company entered into two long term depository relationships that provide the Company up to $45 million of money market accounts. The interest rate on these accounts is based on the daily effective federal funds rate, as published by the Federal Reserve, plus a spread. At December 31, 2007, the Company had $38.5 million of these variable rate money market deposits, and the average for the year was $20.0 million. Although a significant amount of certificates of deposits will mature and reprice in the next 12 months, the Company expects to retain the majority of such balances. These deposits can generally be retained and/or expanded with increases in rates paid, which could increase the Company's cost of funds in the future.

The following table sets forth, by time remaining either to repricing or to maturity, all time certificates of deposit outstanding at December 31, 2007:

(dollars in thousands)	Time deposits of $100,000 or more		All other time deposits	
	Amount	Percentage	Amount	Percentage
Three months or less	$ 55,762	35%	$17,875	27%
After three months through six months	15,585	10%	15,309	23%
After six months through one year	31,004	19%	17,908	27%
After one year through five years	58,083	36%	15,045	23%
After five years	496	—	—	—
Total	$160,930	100%	$66,137	100%
Percentage of total time deposits	71%		29%	

Borrowings

Unsecured, overnight federal funds purchased were $1,050,000, $500,000, and $450,000 at December 31, 2007, 2006, and 2005, respectively. The interest rate on these borrowings was 3.8125% as of December 31, 2007, 4.8125% at December 31, 2006, and 3.8125% at December 31, 2005. The Company maintains a borrowing line with the Federal Home Loan Bank (FHLB) limited to 20% of the Bank's assets, subject to certain collateral limitations. The Company can utilize the line for long-term borrowings or to meet temporary funding needs with overnight advances. The Company is currently under a blanket bond collateral agreement allowing it to borrow funds without the FHLB taking possession of the specific collateral. In addition, the holding company has a $2 million line of credit with a correspondent bank, with the interest rate set at prime. There was no balance outstanding as of December 31, 2007, and the line matures on July 1, 2008.

In 2005, the Company formed a wholly owned Delaware statutory business trust subsidiary, Cowlitz Statutory Trust I (the Trust), which issued $12,000,000 of guaranteed undivided beneficial interests in the Company's Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by the Trust to purchase $12,372,000 of junior subordinated debentures of the Company. These debentures qualify as Tier 1 capital under Federal Reserve Board guidelines. Federal Reserve guidelines limit inclusion of trust-preferred securities offerings and certain other preferred capital elements to 25% of Tier 1 capital. As of December 31, 2007, these debentures accounted for 19% of the Company's Tier 1 capital.

The following table summarizes the ending balances, average balances, maximum balances and weighted average interest rates for the Company's federal funds purchased and junior subordinated securities.

(dollars in thousands)	December 31, 2007	2006	2005
Federal funds purchased			
Balance at end of period	$ 1,050	$ 500	$ 450
Average balance of borrowing during period	2,313	1,467	1,889
Maximum amount of borrowing outstanding at any month end during period	13,300	15,830	14,310
Weighted average interest rate for period	5.22%	5.66%	3.28%
Junior subordinated debentures			
Balance at end of period	$12,372	$12,372	$ —
Average balance of borrowing during period	12,372	12,372	—
Maximum amount of borrowing outstanding at any month end during period	12,372	12,372	—
Weighted average interest rate for period	7.08%	6.59%	—

Capital

The Company and the Bank are required to maintain minimum amounts of capital to "risk-weighted" assets, as defined by banking regulators. The Company and the Bank are required to have Total Capital and Tier 1 Capital ratios of 8.0% and 4.0%, respectively. In addition the Bank is required to maintain a Tier 1 leverage ratio of not less than 4%. To be considered "well-capitalized" as defined by banking regulators, the Bank and the Company must maintain a Total Capital ratio of greater than 10%, a Tier 1 Capital ratio of greater than 6%, and the Bank must maintain a Tier 1 leverage capital ratio of greater than 5%. At December 31, 2007 and 2006, both the Company and the Bank exceeded the minimum requirements to be considered "well-capitalized" under banking regulations. The following table summarizes selected capital ratios for the Bank and the Company for the periods indicated.

	December 31, 2007		December 31, 2006	
	Company	Bank	Company	Bank
Total risk-based capital to risk-weighted assets	14.82%	14.06%	15.79%	15.17%
Tier 1 Capital to risk-weighted assets	13.56%	12.81%	14.63%	14.01%
Tier 1 leverage ratio	12.51%	11.78%	13.14%	12.66%
Shareholders' equity to average assets	11.35%	N/A	12.02%	N/A

In September, 2007, the Company announced a stock repurchase program for up to 500,000 shares. The Company intends to use existing funds to finance the repurchases. When evaluating timing and amount of common stock repurchases, management considers a number of factors including, but not limited to, projected earnings generation, risk weighted asset growth, capital ratios relative to regulatory capital guidelines, availability and cost of other capital resources and the market valuation of its stock price.

Return on Equity and Assets

Return on daily average assets and equity and certain other ratios for the periods indicated are presented below:

	December 31,		
(dollars in thousands, except per share amounts)	2007	2006	2005
Net income	$ 86	$ 4,759	$ 2,957
Total average assets	489,141	422,133	308,542
Return on average assets	0.02%	1.13%	0.96%
Average equity	$ 53,932	$ 47,642	$ 36,483
Return on average equity	0.16%	9.99%	8.11%
Average equity to average assets ratio	11.03%	11.29%	11.82%
Diluted earnings per share	$ 0.02	$ 0.93	$ 0.66
Cash dividends paid per share	$ —	$ —	$ —

Liquidity and Cash Flows

Liquidity represents the ability to meet deposit withdrawals and fund loan demand, while retaining the flexibility to take advantage of business opportunities. The Company's primary sources of funds are: customer deposits; loan payments; sales of investments, loans or other assets; borrowings and the use of the federal funds market. As of December 31, 2007, approximately $201,000 of the securities portfolio matures within one year, but all securities are classified as available for sale.

The Company maintains a borrowing line with the Federal Home Loan Bank (FHLB) limited to 20% of the Bank's assets, $103 million based on the Bank's assets at December 31, 2007, subject to certain collateral limitations. The Company can utilize the line for long-term borrowings or to meet temporary funding needs with overnight advances. As discussed in "Borrowings," the Company is under a blanket bond collateral agreement. The Company's practice is to pledge certain securities with the FHLB against its borrowing line. At December 31, 2007, the Company had outstanding advances of $108,000 and a $4.5 million letter of credit requiring collateralization.

The Company is a separate entity from the Bank and must provide for its own liquidity. Substantially all of the parent company's revenues are obtained from dividends declared and paid by the Bank. There are statutory and regulatory provisions that could limit the ability of the Bank to pay dividends to the Company. We believe that such restrictions will not have an adverse impact on the ability of the Company to meet its ongoing cash obligations, which consist principally of debt service on the $12.4 million of outstanding junior subordinated debentures. As of December 31, 2007, the parent company had a $2.0 million line of credit with a correspondent bank, with no borrowings outstanding at year-end.

As disclosed in the accompanying Consolidated Statements of Cash Flows, net cash flows from operations in the years 2007, 2006 and 2005 were $7.1 million, $11.9 million and $4.5 million, respectively. These net cash flows were principally from earnings. Net cash flows from operations in 2006 and 2005 included tax refunds of $1.7 million and $2.4 million, respectively. Net cash used by investing activities of $46.2 million and $100.1 million in 2007 and 2006, respectively, primarily related to the increase in loans during those periods. In 2005, loans grew $40.4 million. In addition, Company received $12.6 million of proceeds from maturities and sales of securities, net of securities purchased, and $28.5 million of cash and cash equivalents acquired in the merger with AEA. Cash flows from financing activities totaled $43.8 million and $91.3 million in 2007 and 2006, respectively, and consisted primarily of net deposit growth. In 2005, cash flows from financing activities included net deposit growth of $3.4 million offset by the repayment of $3.7 million of debt assumed in the AEA acquisition. Cash flows from financing activities in 2005 also included proceeds from the issuance of $12.4 million of junior subordinated debentures.

Impact of Inflation and Changing Prices

A financial institution's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investment in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain appropriate capital ratios. Management believes that the impact of inflation on financial results depends on the ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. Management has an asset/liability program which attempts to manage interest rate sensitivity. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs.

The financial statements included in Item 8 below have been prepared in accordance with accounting principles generally accepted in the United States, which requires the Bank to measure financial position and operating results principally in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on our results of operations is through increased operating costs, such as compensation, occupancy and business development expenses. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. Although interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond the Bank's control, including U.S. fiscal and monetary policy and general national and global economic conditions.

Recent Accounting Pronouncements

In December 2007, Financial Accounting Standards Board, ("FASB"), issued SFAS No. 141 (revised), "*Business Combinations.*" SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 141R.

On January 1, 2007, The Company adopted FASB Interpretation No. 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.*" FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. The adoption of this accounting standard did not have a material impact on the Company.

In February 2007, the FASB issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS No. 159 provides entities with an option to report certain financial assets and liabilities at fair value with changes in fair value reported in earnings. In addition, it requires disclosures related to an entity's election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company's adoption of SFAS No. 159 is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The Company adopted this statement on January 1, 2008 and there was no material effect on the Company's results of operations or financial condition.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Asset-Liability Management/Interest Rate Sensitivity

The principal purpose of asset-liability management is to manage the Company's sources and uses of funds to maximize net interest income under different interest rate conditions with minimal risk. A key component of the asset-liability management is the measurement of interest-rate sensitivity. Interest-rate sensitivity refers to the volatility in earnings resulting from fluctuations in interest rates, variability in spread relationships, and the mismatch of re-pricing intervals between assets and liabilities. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the impact of interest rate changes on net interest income. The policy of the Company is to control the exposure of the Company's earnings to changing interest rates by generally maintaining a position within a narrow range around an "earnings neutral" or "balanced" position. The Board of Directors has established guidelines for maintaining the Company's earnings risk due to future interest rate changes. This analysis provides an indication of the Company's earnings risk due to future interest rate changes. At December 31, 2007, the analysis indicated that the earnings risk was within the Company's policy guidelines.

The following table presents interest-rate sensitivity data at December 31, 2007. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities at a point in time that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not be reflective of the Company's interest rate view in subsequent periods. Active management dictates that longer-term economic views are balanced against the prospects of short-term interest rate changes in all re-pricing intervals.

(dollars in thousands)	Estimated Maturity or Repricing at December 31, 2007					
	Due in three months or less	Due after three months through six months	Due after six months through one year	Due after one year through five years	Due after 5 years	Total
Interest-earning assets:						
Temporary investments	$ 7,773	—	—	—	—	$ 7,773
Investments available-for-sale (1) (2)	—	18	183	22,760	28,617	51,578
Federal Home Loan Bank Stock	—	—	—	—	1,247	1,247
Loans, net of deferred loan fees	253,820	8,634	11,713	79,990	43,168	397,325
Total interest-earning assets	261,593	8,652	11,896	102,750	73,032	457,923
Allowance for loan losses						(5,801)
Non-interest-bearing cash and due from banks						23,478
Bank-owned life insurance						14,328
Other assets						24,252
Total assets						$514,180
Interest-bearing liabilities:						
Savings, money market and interest-bearing demand deposits	125,455	—	—	—	—	122,450
Certificates of deposit	73,637	30,894	48,912	73,128	496	227,067
Junior subordinated debentures	12,372	—	—	—	—	12,372
Other borrowings	1,054	—	—	125	—	1,179
Total interest-bearing liabilities	212,518	30,894	48,912	73,253	496	363,068
Demand deposits						91,662
Other liabilities						3,910
Shareholders' equity						55,540
Total liabilities and shareholders' equity						$514,180
Interest sensitivity gap	$ 49,075	$(22,242)	$(37,016)	$ 29,497	$72,536	
Cumulative interest sensitivity gap	$ 49,075	$ 26,833	$(10,183)	$ 19,314	$91,850	
Cumulative gap as a percent of earning assets	10.7%	5.9%	-2.2%	4.2%	20.1%	

(1) Mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the expected maturity of the underlying loan collateral

(2) Certain investment securities have call options which, if exercised, may cause the actual maturities to differ from the stated contractual maturities

Market Risk

Interest rate and credit risks are the most significant market risks impacting the Company's performance. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities. The Company relies on loan reviews, prudent loan underwriting standards and an adequate allowance for credit losses to mitigate credit risk.

Interest rate risk is managed through the monitoring of the Company's gap position (see Asset-Liability Management/Interest Rate Sensitivity) and sensitivity to interest rate risk by subjecting the Company's balance sheet to hypothetical interest rate shocks. The Company's primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Company's net interest income and capital, while structuring the Company's asset/liability position to obtain the maximum yield-cost spread on that structure.

The Company utilizes asset/liability-modeling software to determine the effect of a shift in market interest rates, with scenarios of interest rates increasing and decreasing 100 and 200 basis points. The model utilized to create the table presented below is based on the concept that all rates do not move by the same amount or at the same time. Although certain assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. In addition, interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in the table. The ability of certain borrowers to make scheduled payments on the adjustable rate loans may decrease in the event of an interest rate increase due to adjustments in the amount of the payments.

The model attempts to account for such limitations by imposing weights on the gaps between assets and liabilities. These weights are based on the ratio between the amount of rate change and each category of asset/liability, and the amount of any change in the federal funds rate. Local market conditions and the strategy of the Company determine the weights for loan and core deposits, while national markets set the other weights. In addition, a timing factor has been used as fixed rate instruments do not re-price immediately; renewals may have different terms than original maturities; and the timing of changes for each type of instrument varies (for example, core deposit re-pricing usually occurs sometime after a change in the federal funds rate, but variable rate loans re-price immediately with changes to the Company's prime interest rate). Due to the various assumptions used for this simulation analysis, no assurance can be given that actual results will correspond with projected results.

The following table shows the estimated impact on the Bank's net interest income over a time horizon of one year from the base case and the quantification of market value changes for all financial assets and liabilities, given an increase or decrease in market interest rates as of December 31, 2007. For the scenarios shown, the interest rate simulation assumes a parallel and sustained shift in market interest rates ratably over a twelve-month period and no change in the composition or size of the balance sheet.

(dollars in thousands)	Increase (Decrease) in Net Interest Income from Base Scenario	Percentage Change in Net Interest Income	Increase (Decrease) in Present Value of Equity	Percentage Change in Present Value of Equity
Up 200 basis points	$ 375	1.9%	$(10,749)	-15.1%
Up 100 basis points	141	0.7%	(5,693)	-8.0%
Down 100 basis points	(142)	-0.7%	6,222	8.7%
Down 200 basis points	(274)	-1.4%	12,955	18.2%

As of December 31, 2007, management believes the balance sheet was in an "asset-sensitive" position, as the repricing characteristics were such that an increase in market interest rates would have a positive effect on net interest income and a decrease in market interest rates would have a negative effect on net interest income. Loans and certificates of deposit represent the majority of interest rate exposure. Historically, savings and interest-bearing checking accounts have not re-priced in proportion to changes in overall market interest rates. Changes in net interest income can generally be attributed to the balance of loans and certificates of deposit maturing or re-pricing.

To reduce the Bank's "asset-sensitive" position, the Bank entered into an interest rate contract that floors the yield on $50 million of variable rate loans at 7.5%. In addition, the Bank has entered into interest rate swap contracts to exchange variable prime-based payments for fixed rate payments ranging from 7.67% to 7.76% on $75 million of variable rate loans. These contracts expire in 2011.

The change in fair values of financial assets is mainly a result of loans representing 87% of total interest-earning assets at December 31, 2007. As a percentage of total loans, $149.6 million, or approximately 38%, have fixed interest rates, which decline in value during a period of rising interest rates.

While asset/liability models have become a main focus of risk management, the Company believes that statistical models alone do not provide a reliable method of monitoring and controlling risk. The quantitative risk information provided is limited by the parameters established in creating the related models. In addition, the simulation model does not take into account any future actions which the Company could take to mitigate an adverse impact due to changes in interest rates from those expected or competitive influences on the Company's deposit base. Therefore, the Company uses these models only as a supplement to other risk management tools.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Cowlitz Bancorporation and Subsidiary

We have audited the accompanying consolidated statements of condition of Cowlitz Bancorporation (a Washington Corporation) and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of Cowlitz Bancorporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cowlitz Bancorporation and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
March 28, 2008

COWLITZ BANCORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CONDITION
(dollars in thousands)

	December 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	$ 31,251	$ 26,581
Investment securities	51,578	57,688
Federal Home Loan Bank stock, at cost	1,247	1,247
Loans, net of deferred loan fees	397,325	358,390
Allowance for loan losses	(5,801)	(4,481)
Total loans, net	391,524	353,909
Cash surrender value of bank-owned life insurance	14,328	13,491
Premises and equipment	6,515	5,891
Goodwill and other intangibles	1,834	1,938
Accrued interest receivable and other assets	15,903	7,650
Total assets	$514,180	$468,395
Liabilities		
Deposits:		
Non-interest-bearing demand	$ 91,662	$107,943
Savings and interest-bearing demand	35,792	32,905
Money market	86,658	62,956
Certificates of deposit	227,067	195,646
Total deposits	441,179	399,450
Federal funds purchased	1,050	500
Junior subordinated debentures and other borrowings	12,501	12,610
Accrued interest payable and other liabilities	3,910	5,110
Total liabilities	458,640	417,670
Commitments and contingent liabilities (Note 15)		
Shareholders' equity		
Preferred stock, no par value; 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2007 and 2006	—	—
Common stock, no par value; 25,000,000 shares authorized with 5,054,437 and 4,889,323 shares issued and outstanding at December 31, 2007 and 2006, respectively	28,936	27,279
Additional paid-in capital	2,484	2,366
Retained earnings	21,753	21,667
Accumulated other comprehensive income (loss), net of taxes	2,367	(587)
Total shareholders' equity	55,540	50,725
Total liabilities and shareholders' equity	$514,180	$468,395

See accompanying notes

COWLITZ BANCORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share amounts)

	Years Ended December 31,		
	2007	2006	2005
Interest income			
Interest and fees on loans	$ 33,141	$ 28,487	$ 16,967
Interest on taxable investment securities	1,865	1,925	1,884
Interest on non-taxable investment securities	916	818	604
Other interest and dividend income	304	408	243
Total interest income	36,226	31,638	19,698
Interest expense			
Savings and interest-bearing demand deposits	2,260	1,321	846
Certificates of deposit	10,602	7,022	3,506
Federal funds purchased	121	83	62
Federal Home Loan Bank and other borrowings	13	22	33
Junior subordinated debentures	875	815	455
Total interest expense	13,871	9,263	4,902
Net interest income before provision for credit losses	22,355	22,375	14,796
Provision for credit losses	7,800	2,640	870
Net interest income after provision for credit losses	14,555	19,735	13,926
Non-interest income			
Service charges on deposit accounts	683	695	553
Mortgage brokerage fees	289	228	291
Fiduciary income	692	602	598
Increase in cash surrender value of bank-owned life insurance	570	516	390
Wire fees	364	464	96
International trade fees	644	127	—
Net losses on sale of investment securities	(265)	(348)	(232)
Other income	485	541	498
Total non-interest income	3,462	2,825	2,194
Non-interest expense			
Salaries and employee benefits	9,488	8,567	6,845
Net occupancy and equipment	2,280	2,110	1,498
Professional services	1,579	1,131	717
Equity in limited partnership (gains) losses	56	195	328
Business taxes	436	386	235
Interest rate contracts adjustments	215	(5)	—
FDIC assessment	103	40	49
Advertising	411	365	308
Data processing and communications	959	877	444
Postage and freight	364	324	275
Travel and education	517	429	299
Employee hiring	245	138	74
Foreclosed asset expense (income)	447	(36)	(225)
Other expenses	1,621	1,578	1,457
Total non-interest expense	18,721	16,099	12,304
Income (loss) before income taxes	(704)	6,461	3,816
Income tax provision (benefit)	(790)	1,702	859
Net income	$ 86	$ 4,759	$ 2,957
Earnings per common share			
Basic	$ 0.02	$ 0.98	$ 0.69
Diluted	$ 0.02	$ 0.93	$ 0.66
Weighted average shares outstanding			
Basic	4,972,498	4,845,892	4,266,783
Diluted	5,175,526	5,098,334	4,451,466

See accompanying notes

COWLITZ BANCORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(dollars in thousands)

	Common stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2004	4,173,552	$19,511	$2,022	$13,951	$ 214	$35,698
Comprehensive income:						
Net income	—	—	—	2,957	—	2,957
Net change in unrealized gain on investments available-for-sale, net of tax of $252	—	—	—	—	(490)	(490)
Comprehensive income						2,467
Issuance of common stock in connection with acquisition	569,970	6,463	—	—	—	6,463
Proceeds from the exercise of stock options and employee stock purchase plan	28,729	292	—	—	—	292
Tax benefit from the exercise of stock options	—	—	21	—	—	21
Balance, December 31, 2005	4,772,251	26,266	2,043	16,908	(276)	44,941
Comprehensive income:						
Net income	—	—	—	4,759	—	4,759
Net change in unrealized gain on investments available-for-sale, net of tax of $132	—	—	—	—	257	257
Unrealized loss on cash flow hedges, net of tax of $298	—	—	—	—	(568)	(568)
Comprehensive income						4,448
Proceeds from the exercise of stock options and employee stock purchase plan	117,072	1,013	—	—	—	1,013
Share-based compensation	—	—	114	—	—	114
Tax benefit from the exercise of stock options	—	—	209	—	—	209
Balance, December 31, 2006	4,889,323	27,279	2,366	21,667	(587)	50,725
Comprehensive income:						
Net income	—	—	—	86	—	86
Net change in unrealized gain on investments available-for-sale, net of tax of $7	—	—	—	—	14	14
Unrealized gain on cash flow hedges, net of tax of $1,582	—	—	—	—	2,940	2,940
Comprehensive income						3,040
Proceeds from the exercise of stock options and employee stock purchase plan	165,114	1,657	—	—	—	1,657
Share-based compensation	—	—	118	—	—	118
Balance, December 31, 2007	5,054,437	$28,936	$2,484	$21,753	$2,367	$55,540

See accompanying notes

COWLITZ BANCORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31, 2007	2006	2005
Cash flows from operating activities			
Net income	$ 86	$ 4,759	$ 2,957
Adjustments to reconcile net income to net cash from operating activities:			
Share-based compensation	215	114	—
Deferred tax expense	(782)	1,443	737
Excess tax benefit on stock options exercised	—	(144)	—
Depreciation and amortization	847	606	353
Provision for credit losses	7,800	2,640	870
Increase in cash surrender value of bank-owned life insurance	(570)	(516)	(390)
Net loss on sales of investment securities available-for-sale	265	348	232
Interest rate contracts adjustments	215	(5)	—
Net (gain) loss on sales of foreclosed assets	306	(41)	(257)
(Increase) decrease in accrued interest receivable and other assets	(726)	1,094	(328)
Increase (decrease) in accrued interest payable and other liabilities	(648)	1,596	61
Other	54	30	269
Net cash from operations	7,062	11,924	4,504
Cash flows from investing activities			
Proceeds from maturities and sales of investment securities available-for-sale	10,465	16,694	23,702
Purchases of available-for-sale investment securities	(7,540)	(21,904)	(11,123)
Cash and cash equivalents acquired, net of acquisition costs	—	—	28,475
Net increase in loans	(48,431)	(91,342)	(40,385)
Proceeds from sale of foreclosed assets	929	41	991
Purchases of premises and equipment	(1,375)	(2,122)	(425)
Investment in statutory trust subsidiary	—	—	(372)
Purchases of bank-owned life insurance	(267)	(1,500)	(2,500)
Net cash used by investment activities	(46,219)	(100,133)	(1,637)
Cash flows from financing activities			
Net increase in deposits	41,729	90,255	3,447
Net increase (decrease) in federal funds purchased	550	50	(25)
Repayment of Federal Home Loan Bank borrowings	(103)	(123)	(139)
Repayment of other borrowings	(6)	(6)	(3,689)
Proceeds from issuance of junior subordinated debentures	—	—	12,372
Proceeds from the exercise of stock options	1,657	1,013	292
Excess tax benefit on stock options exercised	—	144	—
Net cash from financing activities	43,827	91,333	12,258
Net increase in cash and cash equivalents	4,670	3,124	15,125
Cash and cash equivalents, beginning of year	26,581	23,457	8,332
Cash and cash equivalents, end of year	$ 31,251	$ 26,581	$ 23,457
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 13,891	$ 8,100	$ 4,372
Cash (refunded) paid for income taxes	$ 247	$ (1,701)	$ (2,380)
Supplemental disclosure of investing and financing activities			
Loans transferred to foreclosed assets	$ 2,862	$ 623	$ —
Change in unrealized (losses) gains on available-for-sale investment securities and interest rate contracts, net of tax	$ 2,954	$ (311)	$ (490)
Issuance of common stock in connection with business acquisition	$ —	$ —	$ 6,463

See accompanying notes

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Cowlitz Bancorporation (the Company) was organized in 1991 under Washington law to become the holding company for Cowlitz Bank (the "Bank"), a Washington state chartered bank that commenced operations in 1978. The principal executive offices of the Company are located in Longview, Washington. The Bank operates four branches in Cowlitz County in southwest Washington. Outside of Cowlitz County, the Bank does business under the name Bay Bank with branches in Bellevue, Seattle, and Vancouver, Washington, and Portland, Oregon, and a limited service branch in a retirement center in Wilsonville, Oregon. The Bank also provides mortgage banking services through its Bay Mortgage division with offices in Longview and Vancouver, Washington.

The Company offers or makes available a broad range of financial services to its customers, primarily small- and medium-sized businesses, professionals, and retail customers. The Bank's commercial and personal banking services include commercial and real estate lending, consumer lending, cash management, international banking services, internet banking, and trust services.

Principles of consolidation—The accompanying consolidated financial statements include the accounts of the Company and its bank subsidiary. All significant inter-company transactions and balances have been eliminated in consolidation. In April 2005, the Company formed Cowlitz Statutory Trust I (the Trust), a wholly-owned Delaware statutory business trust, for purposes of issuing guaranteed undivided beneficial interests in junior subordinated debentures (Trust Preferred Securities). In April 2005, the Trust issued $12 million in Trust Preferred Securities. In accordance with Financial Accounting Standards Board's Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities," the Company does not consolidate the Trust. Certain reclassifications have been made in prior years' data to confirm to the current year's presentation.

Segments of a business and related information—The Company is principally engaged in community banking activities through its branches and corporate offices. Community banking activities include accepting deposits, providing loans and lines of credit to local individuals, businesses and governmental entities, investing in investment securities and money market instruments, international banking services, and holding or managing assets in a fiduciary agency capacity on behalf of its trust customers and their beneficiaries. The Company also provides mortgage lending solutions for its customers, consisting of all facets of residential lending including FHA and VA loans, construction loans and "bridge" loans. While management monitors the revenue streams of the various products and services, financial performance is evaluated on a company-wide basis in 2007, 2006 and 2005. Accordingly, operations were considered by management to be aggregated within one reportable operating segment.

Use of estimates in preparation of the consolidated financial statements—Preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimations made by management primarily include the calculation of the allowance for credit losses and carrying values of goodwill and interest rate contracts.

Cash and cash equivalents—For the purpose of presentation in the statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, including certificates of deposit, and federal funds sold. Federal funds sold generally mature the day following purchase. The Bank maintains balances in correspondent bank accounts that, at times, may exceed federally insured limits. Management believes that its risk of loss associated with such balances is minimal due to the financial strength of its correspondent banks. The Bank has not experienced any losses in such accounts.

Investment securities—The Company is required to specifically identify its investment securities as "held-to-maturity," "available-for-sale," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 2007 and 2006 are "available for sale" and conform to the following accounting policies:

Securities available for sale—Available-for-sale securities consist of bonds, notes, debentures and certain equity securities not classified as held-to-maturity securities. Securities are generally classified as available for sale if the instrument may be sold in response to such factors as (1) changes in market interest rates and related changes in the prepayment risk, (2) needs for liquidity, (3) changes in the availability of and the yield on alternative instruments and (4) changes in funding sources and terms. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as other comprehensive income and carried as accumulated comprehensive income or loss within shareholders' equity until realized. Fair values for these investment securities are based on quoted market prices. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity.

Securities held to maturity—Bonds, notes and debentures for which the Company has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income, using the interest method over the period to maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities, below their cost, that are other than temporary result in write-downs of the individual securities to their fair value and the corresponding establishment of a new cost basis for the security. The related write-downs are included in earnings as realized losses. At each financial statement date, management assesses each investment to determine if impaired investments are temporarily impaired or if the impairment is other-than-temporary based upon the positive and negative evidence available. Evidence evaluated includes, but is not limited to, industry analyst reports, credit market conditions, and interest rate trends.

Investment in limited partnerships—The Company has ownership interests in two limited partnerships that own and operate affordable housing projects. Investment in these projects serve as an element of compliance with the Community Reinvestment Act, and the Company receives tax benefits in the form of deductions for operating losses and tax credits. The Company uses the equity method in accounting for its interest in the partnership's operating results; tax credits are recorded in the years they become available to reduce income taxes. The tax credits may be used to reduce taxes currently payable or may be carried back one year or forward 20 years to recapture or reduce taxes.

The Company also has an investment in a Small Business Investment Company Limited Partnership. The Partnership is operating as a licensee under Section 301C of the Small Business Investment Act of 1958. The Partnership invests in small businesses, as defined by the Small Business Administration. The partnership was newly formed in 2004. Generally, losses are incurred in the early term of the investment until the underlying business investees become attractive to third-party purchasers and a transaction is consummated. Investments by the Partnership also serve as an element of compliance with the Community Reinvestment Act.

Federal Home Loan Bank stock—The Company's investment in Federal Home Loan Bank (FHLB) stock is a restricted investment carried at cost ($100 per share) which approximates fair value. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB stock based on its outstanding FHLB advances. The Company may request redemption of any stock in excess of the amount required. Stock redemptions are made at the discretion of the FHLB.

Loans—Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unrealized loan fees. Interest income on simple interest loans is accrued daily on the principal balance outstanding. Generally, no interest is accrued on loans when factors indicate that collection of interest is doubtful or when principal or interest payments become 90 days past due, unless collection of principal and interest is anticipated within a reasonable period of time and the loans are well secured. For such loans, previously accrued but uncollected interest is charged against current earnings, and income is only recognized to the extent that payments are subsequently received and collection of the remaining recorded investment is probable. Non-accrual loans are returned to accrual status when the borrower brings current all past due principal and interest amounts and when future payments are expected in accordance with the contractual terms of the loan. Nonrefundable fees and related direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. The net deferred fees and costs are generally amortized into interest income over the loan term using a method that approximates the interest method. Other credit-related fees, such as standby letter of credit fees, loan placement fees, and annual credit card fees are recognized as non-interest income during the period the related service is performed.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's policy is to include in impaired loans all loans that are past due 90 days or more as to either principal or interest and any loans that the Company believes collection of principal or interest is doubtful, except for loans that are currently measured at fair value or at the lower of cost or fair value, and credit card receivables, which is considered a large group of smaller balance homogeneous loans that is collectively evaluated for impairment. The Company measures impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, impairment is measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Impaired loans are charged to the allowance when management believes, after considering economic and business conditions, collection efforts and collateral position that the borrower's financial condition is such that collection of principal is not probable.

Allowance for credit losses—The allowance for credit losses is based on management's estimates and maintained at a level that is adequate to absorb probable incurred losses inherent in the loan portfolio. Management determines the adequacy of the allowance based upon reviews of individual loans, delinquencies, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. Actual losses may vary from current estimates. These estimates are reviewed periodically and are adjusted as deemed necessary. Loans deemed uncollectible are charged to the allowance for loan losses and recoveries on loans previously charged off are added to the allowance for loan losses.

The Company also assesses the credit risk associated with off-balance sheet loan commitments and letters of credit and determines the appropriate amount of credit loss liability that should be recorded. The liability for off-balance sheet credit exposure related to loan commitments is included in other liabilities, and together with the allowance for loan losses, is the allowance for credit losses.

Premises and equipment—Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization expense is computed by the straight-line method over the estimated useful lives for the majority of the assets, which range from 3 to 40 years.

Goodwill and other intangibles—Goodwill is recognized from the excess of cost over the fair value of net assets acquired in the course of business acquisitions. Core deposit intangibles (CDI) are also recognized as a result of business combinations. Goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with definite useful lives are amortized to their estimated residual values over their estimated useful lives, and also reviewed for impairment.

Amortization of core deposit intangibles is included in other non-interest expense in the consolidated statements of income. Goodwill is tested for impairment on a quarterly basis and more frequently if events and circumstances indicate that the asset might be impaired. Impairment is recognized to the extent that the carrying amount of the asset exceeds its fair value.

Foreclosed assets—Other real estate owned and other foreclosed assets, acquired through or in lieu of foreclosure, is carried at the lower of cost or estimated fair value, less estimated costs to sell. Prior to foreclosure, the balance of the underlying loan is adjusted to equal the estimated fair value of the assets to be acquired, less estimated costs to sell, by a charge to the allowance for loan losses. Any subsequent adjustments are recorded as a valuation allowance with a charge to foreclosed asset expense. Foreclosed assets are included in other assets on the consolidated statements of condition.

Income taxes—Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on enacted tax rates, which are expected to be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are reported in the Company's income tax returns. The deferred tax provision or benefit for the year is equal to the net change in the deferred tax asset or liability from the beginning to the end of the year. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not that all or some portion of the potential deferred tax asset will not be realized.

The Company and its subsidiary file income tax returns in the U.S. federal jurisdiction and the state of Washington. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003. The Company's policy is to recognize interest related to unrealized tax benefits and penalties as operating expenses. There were no interest or penalties accrued at December 31, 2007. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns, and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter.

Earnings per share of common stock—Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period, after giving retroactive effect to stock dividends and splits. Diluted earnings per share is computed similar to basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued. Included in the denominator is the dilutive effect of stock options computed by the treasury stock method.

Share-based compensation—The Company has two active share-based compensation plans. The stock option plan permits the grant of stock options and restricted stock awards to eligible employees and directors. The Stock Appreciation Rights Plan provides for the award of stock appreciation rights (SARs) to directors and officers of the Company that represent the right to receive an amount in cash equal to the excess of the fair market value of a share of the Company's common stock on the award date. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payments*, a revision to the previously issued guidance on accounting for stock options and other forms of equity-based compensation. SFAS No. 123R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). Prior to January 1, 2006, the Company accounted for share-based compensation to employees under the intrinsic value method prescribed in Accounting Principles Board ("APB") Option No. 25, *Accounting for Stock Issued to Employees*. Under the intrinsic value method, compensation expense is recognized only to the extent an option's exercise price is less than the market value of the underlying stock on the date of grant. The Company also followed the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Share-Based Compensation—Transition and Disclosure*. The Company adopted SFAS No. 123R under the *modified prospective* method which means that the unvested portion of previously granted awards and any awards that are granted or modified after the date of adoption are measured and accounted for under the provisions of SFAS No. 123R. Accordingly, financial statement amounts for prior periods presented have not been restated to reflect the fair value method of recognizing compensation cost relating to stock options.

Under APB No. 25, for all options granted by the Company, no compensation cost was recognized related to stock options in the year ended December 31, 2005. The following table presents the effect on net income and earnings per share if the fair value based method prescribed by SFAS No. 123 had been applied to all outstanding and unvested awards for the year 2005:

	As Reported	Pro Forma
	(dollars in thousands, except for share amounts)	
Net income	$2,957	$2,356
Basic earnings per share:	$ 0.69	$ 0.55
Diluted earnings per share:	$ 0.66	$ 0.53

The fair value of each stock option and SAR award was estimated as of the grant date using the Black-Scholes option-pricing model based on the following assumptions. Expected volatility was based on the historical volatility of the price of the Company's stock for a period consistent with the expected life of the Company's stock options. The Company used historical data to estimate stock option exercise and employee termination rates with the valuation model. The expected term represents the period of time that share-based awards are expected to be outstanding and is estimated based on historical stock option exercise activity. Expected dividends are estimated to be zero due to the Company's recent historical practice of not paying dividends. The risk-free rate of return for periods within the contractual life of the share-based awards was based on the U.S. Treasury yield curve in effect at the time of the valuation. As of each reporting date the Company revalues the fair value of the outstanding SAR awards using the Black Scholes pricing model and adjusts the accrued liability accordingly.

Derivative Financial Instruments—In the ordinary course of business, the Company enters into derivative transactions to manage its interest rate risk. All derivative instruments are recorded as either other assets or other liabilities at fair value. Subsequent changes in a derivative's fair value are recognized currently in earnings and included in non-interest expense unless specific hedge accounting criteria are met.

SFAS No.133, as amended, requires contemporaneous documentation of the Company's hedge relationships. Such documentation includes the nature of the risk being hedged, the identification of the cash flow, or cash flows, that share the risk exposure that is designated as being hedged, the selection of the instrument that will be used to hedge the identified risk and the method used to assess the effectiveness of the hedge relationship. All components of each derivative instrument's gain or loss are included in the assessment of hedge effectiveness. The Company performs its effectiveness assessments and measures ineffectiveness by comparing the actual swaps and floor with hypothetically perfect interest rate contracts that match the key provisions of the hedged loans. Under this approach, the cumulative change in fair value of the actual swaps and floor are compared to the cumulative change in fair value of hypothetically perfect interest rate contracts. The correlations between the hedging instruments and hedged items are assessed at inception of the hedge and on an ongoing basis, which includes determining whether the hedge relationship is expected to be highly effective in offsetting changes in cash flows of hedged items.

All derivative instruments that qualify for hedge accounting are recorded at fair value and classified either as a hedge of the fair value of a recognized asset or liability ("fair value" hedge) or as a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction ("cash flow" hedge). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge and the offsetting changes in the fair value of the hedged item are recorded in income. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in other comprehensive income until income from the cash flows of the hedged item is recognized. The Company performs an assessment, both at the inception of the hedge and on quarterly basis thereafter, when required, to determine whether these derivatives are expected or continue to be highly effective in offsetting changes in the value of the hedged items. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in non-interest expense.

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in accumulated other comprehensive income is amortized to earnings over the same period(s) that the forecasted hedged transactions impact earnings (cash flow hedge). If the hedged item is disposed of, or the forecasted transaction is no longer probable, the derivative is recorded at fair value with any resulting gain or loss included in the gain or loss from the disposition of the hedged item or, in the case of a forecasted transaction that is no longer probable, included in earnings immediately.

Recently issued accounting standards—In December 2007, Financial Accounting Standards Board, ("FASB"), issued SFAS No. 141 (revised), "*Business Combinations.*" SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 141R.

On January 1, 2007, The Company adopted FASB Interpretation No. 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.*" FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. The adoption of this accounting standard did not have a material impact on the Company.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal year and interim periods 2008. The Company adopted this statement on January 1, 2008 and there was no material effect on the Company's results of operations or financial condition.

In February 2007, the FASB issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS No. 159 provides entities with an option to report certain financial assets and liabilities at fair value with changes in fair value reported in earnings. In addition, it requires disclosures related to an entity's election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company's adoption of SFAS No. 159 is not expected to have a material impact on the Company's financial statements.

Comprehensive income—Comprehensive income includes net income reported on the statements of income and changes in the fair value of available-for-sale investment securities and cash flow hedges reported as a component of shareholders' equity.

The components of other comprehensive income (loss) related to investment securities and cash flow hedges for the years ended December 31 were as follows:

(dollars in thousands)	2007	2006	2005
Net income reported	$ 86	$4,759	$2,957
Unrealized gain (loss) from securities:			
Net unrealized gain (loss) on available-for-sale securities arising during the period, net of tax	(158)	29	(627)
Reclassification adjustment of loss from sale of available-for-sale securities included in income, net of tax	172	228	137
Net unrealized gain (loss) from securities, net of reclassification adjustments	14	257	(490)
Unrealized gain (loss) from cash flow hedging instruments:			
Net unrealized gain (loss) from cash flow hedging instruments arising during the period, net of tax	2,833	(490)	—
Reclassification adjustment of (gain) loss included in income, net of tax	107	(78)	—
Net unrealized gain (loss) from cash flow hedging instruments	2,940	(568)	0
Total comprehensive income	$3,040	$4,448	$2,467

NOTE 2—EARNINGS PER SHARE

The following table summarizes the denominator of the basic and diluted earnings per share computations:

	Years Ended December 31,		
	2007	2006	2005
Weighted-average shares outstanding—basic	4,972,498	4,845,892	4,266,783
Effect of assumed conversion of stock options	203,028	252,442	184,683
Weighted-average shares outstanding—diluted	5,175,526	5,098,334	4,451,466

Options to purchase 131,800 shares with exercise prices ranging from $13.51 to $14.40 were not included in diluted earnings per share for 2005.

NOTE 3—RESERVE REQUIREMENTS

The Bank is required to maintain reserves in cash or with the Federal Reserve Bank or an acceptable correspondent bank equal to a percentage of its reservable deposits. No reserves were required at December 31, 2007 or 2006.

NOTE 4—INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities at December 31 are shown below:

(dollars in thousands) December 31, 2007:	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Agency securities	$ 1,777	$—	$(263)	$ 1,514
Mortgage-backed securities	27,309	97	(143)	27,263
Municipal bonds	22,502	367	(68)	22,801
	$51,588	$464	$(474)	$51,578

December 31, 2006:	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Agency securities	$ —	$—	$ —	$ —
Mortgage-backed securities	36,518	25	(320)	36,223
Municipal bonds	21,199	296	(30)	21,465
	$57,717	$321	$(350)	$57,688

The following table presents the gross unrealized losses and fair value of the Bank's investment securities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007:

	Less Than 12 Months		12 Months or More		Total	
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Agency securities	$ 1,514	$(263)	$ —	$ —	$ 1,514	$(263)
Mortgage-backed securities	6,123	(58)	9,712	(85)	15,835	(143)
Municipal bonds	3,168	(46)	1,265	(22)	4,433	(68)
	$10,805	$(367)	$10,977	$(107)	$21,782	$(474)

At December 31, 2007, there were 35 investment securities in an unrealized loss position, of which 23 were in a continuous loss position for 12 months or more. The Company uses an independent third party to determine current market values of the securities it holds. These fair market values are compared to current carrying values to determine if a security is in a gain or loss position. As market rates fluctuate, a security's fair value can move from a gain or loss position. The Company believes that the unrealized losses on securities that were in a loss position as of December 31, 2007, were primarily due to changes in market rates. The Company has the ability and intent to hold these investments until a market price recovery or to maturity, therefore, the unrealized losses on these investments are not considered other-than-temporarily impaired.

The amortized cost and estimated fair value of investment securities by contractual maturity at December 31, 2007, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay the obligations with or without call or prepayment penalties.

	Available-for-Sale	
(dollars in thousands)	Amortized Cost	Estimated Fair Value
Due within one year	$ 200	$ 201
Due after one year through five years	22,981	22,760
Due after five years through ten years	14,227	14,301
Due after ten years	14,180	14,316
	$51,588	$51,578

For the purposes of the maturity schedule, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the expected maturity of the underlying collateral. Mortgage-backed securities often mature earlier than their stated contractual maturities because of accelerated principal repayments of the underlying loans. As of December 31, 2007 and 2006, investment securities in the amounts of $2.8 million and $1.1 million, respectively, were pledged as collateral to secure long-term FHLB borrowings and public deposits.

The Company realized gross losses related to sales of mortgage-backed securities of $265,000, $348,000 and $232,000 for the years 2007, 2006 and 2005, respectively.

NOTE 5—LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the loan portfolio, in accordance with Bank regulatory guidance, as of December 31, 2007 and 2006:

	December 31,	
(dollars in thousands)	2007	2006
Commercial	$101,662	$ 80,411
Real estate:		
Construction	97,447	98,736
Residential 1 – 4 family	39,200	37,190
Multifamily	9,938	11,025
Commercial	146,348	128,655
Installment and other consumer	3,924	3,451
Total loans, gross	398,519	359,468
Deferred loan fees	(1,194)	(1,078)
Loans, net of deferred loan fees	$397,325	$358,390

An analysis of the change in the allowance for credit losses for the years ended December 31 is as follows:

(dollars in thousands)	2007	2006	2005
Balance, beginning of year	$ 4,825	$ 4,668	$ 3,796
Provision for credit losses	7,800	2,640	870
Loans charged off	(7,070)	(2,791)	(1,817)
Recoveries credited to the allowance	435	308	168
Adjustment incident to acquisition	—	—	1,651
Balance, end of year	$ 5,990	$ 4,825	$ 4,668
Components:			
Allowance for loan losses	$ 5,801	$ 4,481	$ 4,668
Liability for unfunded loan commitments	189	344	—
Total allowance for credit losses	$ 5,990	$ 4,825	$ 4,668

Loans on which the accrual of interest has been discontinued totaled approximately $10.8 million, $1.1 million, and $4.2 million at December 31, 2007, 2006 and 2005, respectively. Interest forgone on the loans was approximately $1.0 million, $353,000, and $86,000 in 2007, 2006 and 2005, respectively. Interest payments received on a non-accrual loan are recorded as interest income, unless collection of the remaining recorded investment is not probable, in which case payments received are recorded as a reduction of principal.

At December 31, 2007 and 2006, the Company's recorded investment in non-accrual loans was $10.8 million and $1.1 million, respectively. Also at year-end 2007, one loan recorded at $149,000 was past due more than 90 days and still accruing interest. These loans were evaluated for impairment and it was determined that the general reserve was adequate and that additional specific reserves on these loans were not required at December 31, 2007 or year-end 2006. The balance of the allowance for loan losses in excess of specific reserves is available to absorb losses from all loans. The average recorded investment in non-accrual loans for the years ended December 31, 2007, 2006 and 2005 was approximately $7.8 million, $3.0 million and $1.3 million, respectively.

NOTE 6—PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

(dollars in thousands)	2007	2006
Land	$ 614	$ 614
Buildings and improvements	5,589	5,200
Furniture and equipment	5,748	5,580
Total premises and equipment	11,951	11,394
Accumulated depreciation	(5,436)	(5,503)
Premises and equipment, net	$ 6,515	$ 5,891

Depreciation expense was $742,000, $502,000 and $336,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 7—GOODWILL AND CORE DEPOSIT INTANGIBLES

The following table summarizes changes in the Company's goodwill and core deposit intangibles for the years ended December 31, 2007 and 2006. Core deposit intangibles are being amortized on a straight-line basis, with the balance at December 31, 2007 to be fully amortized in 2008.

(dollars in thousands)	Goodwill	Core Deposit Intangibles
Balance, December 31, 2005	$1,892	$ 243
Adjustments related to 2005 acquisition	(93)	—
Amortization	—	(104)
Balance, December 31, 2006	1,799	139
Amortization	—	(104)
Balance, December 31, 2007	$1,799	$ 35

NOTE 8—CERTIFICATES OF DEPOSIT

Included in certificates of deposit are certificates in denominations of $100,000 or greater totaling $160.9 million, $141.8 million and $77.0 million at December 31, 2007, 2006 and 2005, respectively. Interest expense relating to certificates of deposit in denominations of $100,000 or greater was $7.7 million, $5.3 million, and $2.5 million for the years ended December 31, 2007, 2006, and 2005, respectively.

At December 31, 2007, the scheduled maturities for all time deposits are as follows:

(dollars in thousands)	
Years ending December 31, 2008	$153,443
2009	41,875
2010	16,988
2011	4,207
2012	10,058
2013	496
	$227,067

NOTE 9—FEDERAL FUNDS PURCHASED

Unsecured overnight federal funds purchased were $1,050,000 and $500,000 at December 31, 2007 and 2006, respectively. The interest rate on these borrowings was 3.8125%, 4.8125%, and 3.8125% as of December 31, 2007, 2006, and 2005, respectively.

NOTE 10—JUNIOR SUBORDINATED DEBENTURES AND OTHER BORROWINGS

Junior subordinated debentures and other borrowings consist of the following at December 31:

(dollars in thousands)	2007	2006
Junior subordinated debentures	$12,372	$12,372
Notes payable to FHLB; payable in monthly installments including interest; due 2008 to 2009	108	211
Contract payable; payable in monthly installments including interest through October 2010	21	27
	$12,501	$12,610

In April 2005, the Company formed a wholly owned Delaware statutory business trust subsidiary, Cowlitz Statutory Trust I (the Trust), which issued $12,000,000 of guaranteed undivided beneficial interests in the Company's Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). These debentures qualify as Tier 1 capital under Federal Reserve Board guidelines. Federal Reserve guidelines limit inclusion of trust-preferred securities and certain other preferred capital elements to 25% of Tier 1 capital. As of December 31, 2007, trust preferred accounted for 19% of the Company's Tier 1 capital. The Company owns all of the common securities of the Trust. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by the Trust to purchase $12,372,000 of junior subordinated debentures of the Company. The debentures, which represent the sole asset of the Trust, accrue and pay distributions quarterly at a variable rate of 90-day LIBOR plus 1.75% per annum of the stated liquidation value of $1,000 per capital security. The Company has entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of: (1) accrued and unpaid distributions required to be paid on the Trust Preferred Securities, (2) the redemption price with respect to any Trust Preferred Securities called for redemption by the Trust, and (3) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust. The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on June 15, 2035 or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by the Trust in whole or in part after five years. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest.

The FHLB borrowing agreements require the Bank to deliver collateral to the FHLB in Seattle, Washington and limit outstanding borrowings to 20% of total assets. The FHLB has also issued standby letters of credit totaling $4.5 million at December 31, 2007 to support the Bank's public deposits and certain standby letters of credit issued by the Bank. In addition, the Company has a $2 million line of credit with a correspondent bank with the interest rate set at prime less 75 basis points. There was no balance outstanding as of December 31, 2007, and the line matures on July 1, 2008.

NOTE 11—INCOME TAXES

Components of the income tax provision (benefit) were as follows for the years ended December 31:

(dollars in thousands)	2007	2006	2005
Current tax expense	$ (8)	$ 259	$122
Deferred tax expense	(782)	1,443	737
Income tax provision	$(790)	$1,702	$859

The composition of deferred tax assets and deferred tax liabilities was as follows at December 31:

(dollars in thousands)	2007	2006
Deferred tax assets:		
Liability for unfunded commitments	$ 66	$ 119
Intangibles	726	831
Net operating loss carryforwards	2,616	1,771
Unrealized loss on investment securities available for sale	3	9
Unrealized loss on cash flow hedging instruments	—	298
Tax credits	438	399
Deferred employee benefits	152	70
Other	195	166
	4,196	3,663
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	(245)	(241)
Deferred loan fees	(97)	(162)
Allowance for loan losses	(54)	(71)
Accumulated depreciation	(178)	(28)
Unrealized gain on cash flow hedging instruments	(1,283)	—
Other	(73)	(90)
	(1,930)	(592)
Net deferred tax assets	$ 2,266	$3,071

A reconciliation between the statutory federal income tax provision and the effective tax provision is as follows:

	Years Ended December 31,		
(dollars in thousands)	2007	2006	2005
Federal income taxes at statutory rate	$(240)	$2,197	$1,297
State tax, net of federal income tax benefit	(13)	61	22
Effect of nontaxable loan and investment income	(493)	(465)	(361)
Tax credits	(112)	(102)	(131)
Other	68	11	32
	$(790)	$1,702	$ 859

At December 31, 2007, the Company had $8.1 million of federal net operating loss carryforwards, expiring $580,000 in 2021, $4.6 million in 2025 and $2.9 million in 2027. Unused general business credit carryforwards of $343,000 are available to reduce future federal income tax, expiring as follows: 2024 – $54,000; 2025 – $71,000; 2026 – $106,000; and 2027 – $112,000. In addition, the Company has available alternative minimum tax credit carryforwards of approximately $94,000 that may be used indefinitely to reduce regular federal income taxes. Management believes, based upon the Company's historical performance, that it is more likely than not that the deferred tax assets will be realized in the normal course of operations and, accordingly, management has not reduced deferred tax assets by a valuation allowance.

NOTE 12—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company holds loans that have variable rates, thus creating exposure to the variability or uncertainty of future cash flows due to changes in interest rates. The Company's objective and strategy is to reduce its exposure to decreases in cash flows relating to interest receipts on its prime-based variable-rate loans. The Company has entered into interest rate contracts to manage this risk of overall changes in cash flows associated with those prime-based variable-rate loans. Derivative instruments currently utilized by the Company include an interest rate floor and interest rate swaps. All derivatives are reported at their fair value on the Consolidated Statements of Condition. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

In the first quarter of 2006, the Company purchased a $50 million five-year prime-based interest rate floor with an effective date of March 29, 2006. In November 2006, the Company purchased two interest rate swaps with an aggregate notional value totaling $75 million. The swaps have an effective date of May 24, 2007 and four-year terms. On the date the contracts were entered into, none of the contracts were designated as hedging instruments and, as such, gains or losses in the fair value of the instruments were recognized in earnings in the period of change.

Cash flow hedges

To reduce the volatility in reported earnings associated with the changes in fair value of these interest rate contracts, the Company began applying cash flow hedge accounting treatment, as prescribed by SFAS No.133, as amended, as of December 12, 2006 to all of its interest rate contracts. In a cash flow hedge, the effective portion of the change in the fair value of the hedging derivative is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings during the same period in which the hedged item affects earnings. The change in fair value of any ineffective portion of the hedging derivative is recognized immediately in earnings.

To further reduce potential future income statement impacts from hedge ineffectiveness, the Company de-designated its interest rate contracts and re-designated them as of June 1, 2007, modifying the hedge strategy to match specific spread-to-prime pools of loans from which the Company receives interest income. The interest rate contracts continue to be designated as cash flow hedges related to interest income receipts on prime-based variable-rate loans. When a hedged item is de-designated prior to maturity, previous adjustments to accumulated other comprehensive income (AOCI) are recognized in earnings to match the earnings recognition pattern over the life of the hedged item if the expected cash flows are probable of occurring as originally specified at inception of the initial hedging relationship.

At December 31, 2007, interest rate contracts with a fair value of $4.3 million were included in other assets and $2.4 million of deferred unrealized gains (net of taxes of $1.3 million) were included in accumulated other comprehensive income. At December 31, 2006, interest rate contracts with a fair value of $513,000 were included in other assets and interest rate contracts with a fair value of $(493,000) were included in other liabilities. Accumulated other comprehensive income at December 31, 2006 included $568,000 of deferred unrealized losses, net of taxes of $298,000. A non-cash charge of $165,400 and a non-cash credit of $121,200 were recorded in 2007 and 2006, respectively, for the ineffective portion of the hedges. In the next twelve months, it is estimated that the hedged forecasted transactions will affect earnings such that $496,800 will be reclassified into earnings from accumulated other comprehensive income.

NOTE 13—SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

The Company pays dividends from its retained earnings, which are principally provided through dividends and income from its subsidiaries. However, state agencies restrict the amount of funds the Bank may transfer to the Company in the form of cash dividends, loans, or advances.

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about risk components, asset risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following tables) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that as of December 31, 2007 and 2006, the Company and the Bank met all capital adequacy requirements to which they are subject. As of the most recent notifications from its regulatory agencies, the Bank was categorized as well capitalized.

The following table presents selected capital information for the Company and the Bank as of December 31, 2007 and 2006:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2007						
Total risk-based capital:						
Consolidated	$69,095	14.82%	$37,310	≥8.00%	N/A	N/A
Bank	$65,421	14.06%	$37,220	≥8.00%	$46,525	≥10.00%
Tier 1 risk-based capital:						
Consolidated	$63,260	13.56%	$18,655	≥4.00%	N/A	N/A
Bank	$59,603	12.81%	$18,610	≥4.00%	$27,915	≥6.00%
Tier 1 (leverage) capital:						
Consolidated	$63,260	12.51%	$20,233	>4.00%	N/A	N/A
Bank	$59,603	11.78%	$20,236	>4.00%	$25,296	>5.00%
December 31, 2006						
Total risk-based capital:						
Consolidated	$66,123	15.79%	$33,511	≥8.00%	N/A	N/A
Bank	$63,362	15.17%	$33,418	≥8.00%	$41,772	≥10.00%
Tier 1 risk-based capital:						
Consolidated	$61,298	14.63%	$16,756	≥4.00%	N/A	N/A
Bank	$58,537	14.01%	$16,709	≥4.00%	$25,063	≥6.00%
Tier 1 (leverage) capital:						
Consolidated	$61,298	13.14%	$18,655	≥4.00%	N/A	N/A
Bank	$58,537	12.66%	$18,488	≥4.00%	$23,110	>5.00%

NOTE 14—SHARE-BASED COMPENSATION AND EMPLOYEE STOCK PURCHASE PLANS

The Company has a stock option plan, a stock appreciation rights (SAR) plan and an employee stock purchase plan, which are described below. Compensation costs related to these plans are recognized on a straight-line basis. Compensation cost charged against income for the plans was $215,000, and $114,000 in 2007 and 2006, respectively. Income tax benefits recognized in the income statement for share–based compensation were $74,000 and $39,000 for 2007 and 2006, respectively. Compensation expense in 2007 included $97,000 of expense related to the Company's stock appreciation rights plan adopted in the first quarter of 2007. Share-based compensation cost in 2007 also included $49,800 of costs related to the accelerated vesting of stock options granted in prior years for a retiring director. Share-based compensation expense in 2006 included $49,000 of costs related to the accelerated vesting of stock options granted in prior years for two former employees and one former director whose services ceased in 2006. At December 31, 2007, unrecognized estimated compensation cost related to non-vested SARs and stock options was $66,400 and $14,800, respectively, which are expected to be recognized over weighted average periods of 1.1 and 1.0 years, respectively.

The fair value of each SAR and stock option awarded in 2007 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 26.46%; expected term of 5.11 years; dividend yield of zero; and risk free rate of return of 4.47%. The fair value of the SAR awards granted in the first quarter of 2007 were revalued as of December 31, 2007 with the following weighted average assumptions: expected volatility of 24.71%; expected term of 4.18 years; dividend yield of zero; and risk-free rate of return of 3.21%.

Stock Option Plan

The Company has one active shareholder approved stock option plan (the 2003 Plan) that permits the grant of stock options and restricted stock awards for up to 500,000 shares, of which 700 shares remained available for issue at December 31, 2007. The 2003 Plan replaced the Company's former 1997 Stock Option Plan (the 1997 Plan), under which the Company was authorized to issue up to 625,000 shares of common stock in the form of nonqualified stock options or restricted stock grants. Upon adoption of the 2003 Plan, there were 603,200 shares outstanding under the 1997 Plan and the remaining 21,800 shares authorized were retired. Under the 2003 Plan, options may be granted to the Company's employees, non-employee directors, and others whom management believes contribute to the long-term financial success of the Company. From time-to-time, the Company also grants stock options outside the 2003 Plan in the process of recruiting senior management. The exercise price of all stock option awards must be at least equal to the fair value of the common stock on the date of grant and can vest immediately or over time at the discretion of the Board of Director's Compensation Committee and expire ten years after the date of grant. It is the Company's policy to issue new shares for stock options exercised or stock awards.

The following table summarizes stock option activity for the years ended December 31:

	2007		2006		2005	
(dollars in thousands)	**Common Shares**	**Weighted-Average Price**	**Common Shares**	**Weighted-Average Price**	**Common Shares**	**Weighted-Average Price**
Balance, beginning of year	871,536	$10.69	984,236	$10.42	797,586	$ 9.69
Granted	7,000	16.81	—	—	219,300	13.06
Exercised	(155,350)	9.93	(110,300)	8.39	(22,800)	10.19
Forfeited/Expired	(1,050)	7.70	(2,400)	5.34	(9,850)	10.42
Balance, end of year	722,136	$10.92	871,536	$10.69	984,236	$10.42
Exercisable, end of year	715,336	$10.87	804,796	$10.76	822,736	$10.57

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2007 was $959,900 and $959,100, respectively. The total intrinsic value of options exercised was $727,000, $646,000 and $58,000 in the years ended December 31, 2007, 2006 and 2005, respectively. During the years ended December 31, 2007, 2006 and 2005, the amount of cash received from the exercise of stock options was $1,543,000, $926,000 and $233,000, respectively.

At December 31, 2007, exercise prices for outstanding options ranged from $4.44 to $16.81. As of December 31, 2007, outstanding stock options consisted of the following:

Exercise Price Range	**Options Outstanding**	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Life (years)**	**Options Exercisable**	**Weighted-Average Exercise Price**
$4.01 – $6.00	35,570	$ 4.88	3.2	35,570	$ 4.88
$6.01 – $10.00	98,000	7.18	4.7	98,000	7.18
$10.01 – $11.00	266,700	10.78	6.3	265,500	10.78
$11.01 – $14.00	200,066	11.80	2.6	200,066	11.80
$14.01 – $15.00	114,800	14.40	8.0	114,800	14.40
$15.01 – $17.00	7,000	16.81	9.2	1,400	16.81
	722,136	$10.92	5.2	715,336	$10.87

Stock Appreciation Rights

In January 2007, the Company's Board of Directors approved the 2007 Stock Appreciation Plan (SAR Plan). The SAR Plan provides for the award of SARs to directors and officers of the Company. The Company awarded 125,800 SARs in the first quarter of 2007 with a grant date fair market value of $16.65. Each stock appreciation right represents the right to receive an amount in cash equal to the excess of the fair market value of a share of the Company's common stock on the award date. SARs vest 20% on the date of grant and 20% on each anniversary of the grant with accelerated vesting upon death, disability, a change in control and upon retirement after reaching age 62 while employed with at least five years of service. Unvested SARs are forfeited upon termination. SARs automatically convert into a deemed investment account at 10 years from the date of grant and can be converted into the deemed investment account at any time upon election of the recipient. SARs do not have dividend or voting rights or any other rights of the owner of an actual share of common stock. Recipient accounts are distributed in cash upon termination or, if elected by the recipient in advance, a specific distribution date not later than the later of termination or the January following the recipient's 65th birthday.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan (ESPP). The ESPP allows eligible employees to defer a whole percentage of their salary, from 1% to 10 %, over a period of six months in order to purchase Company shares of common stock. The price is determined at 85% of the lowest market price on either the first or last day of the six-month deferral period. Under the terms of the ESPP, the Company issued: 9,764 shares with purchase prices of $13.90 and $9.95 in 2007; 6,722 shares with purchase prices of $12.20 and $13.64 in 2006; and 5,929 shares with purchase prices of $9.27 and $10.48 per share in 2005. The Company is authorized to issue up to 175,000 shares of common stock under the ESPP. As of December 31, 2007, there were 146,475 shares remaining under the ESPP.

NOTE 15—COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The Company is party to several lease commitments for premises and equipment. Future rental payments on these lease commitments are indicated in the table below. This payment schedule reflects actual commitments on non-cancellable lease agreements in which the Company is currently involved, and does not include potential additional payments related to possible lease extensions.

(dollars in thousands)	
Years ending December 31, 2008	$ 777
2009	678
2010	649
2011	350
2012	224
Thereafter	1,107
	$3,785

Rent expense under lease agreements was $898,000, $878,000 and $537,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Financial Instruments with Off-Balance Sheet Risk

The Company's consolidated financial statements do not reflect various commitments and contingent liabilities of the Bank that arise in the normal course of business and that involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, credit card arrangements, and standby letters of credit.

A summary of the Bank's undisbursed commitments and contingent liabilities at December 31, 2007, is as follows:

(dollars in thousands)	Fixed Rate	Variable Rate	Total
Commitments to extend credit	$2,167	$87,366	$89,533
Credit card commitments	3,793	—	3,793
Standby letters of credit	—	2,963	2,963
	$5,960	$90,329	$96,289

Commitments to extend credit, credit card arrangements and standby letters of credit all include exposure to some credit loss in the event of non-performance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded in the consolidated statements of condition. Because these instruments have fixed maturity dates and many of them expire without being drawn upon, they do not generally present a significant liquidity risk to the Bank.

The Bank has also committed as a partner in several venture capital and low income housing investment funds. The companies administering the funds seek small business and real estate investments that meet certain criteria under the Community Reinvestment Act. When eligible investments are identified, the partners in the funds are asked to contribute a portion of their commitment. The Bank had committed a total of $2.5 million in such funds at December 31, 2007 and 2006. The total amount funded as of December 31, 2007 and 2006, was $1,050,000 and $624,000, respectively.

NOTE 16—EMPLOYEE BENEFIT PLANS

The Company has a contributory retirement savings plan established under section 401(k) of the Internal Revenue Code covering substantially all full-time and part-time employees who have completed three months of service. The plan allows an employee to contribute a portion of his or her annual wages subject to a maximum dollar limit which is set by law. In addition, at the discretion of the Board of Directors, the Company may contribute funds into the plan on behalf of each employee participant. Currently, the Company matches the contribution of each participant up to 3% of their income, with a $3,000 maximum match. In 2007, regardless of the employee's participation in the plan, the Company contributed an additional 1.0% of the employee's salary, up to a maximum of $3,000. In 2006 and 2005, the Company contributed an additional 1.5%, up to a maximum of $3,000. For these contributions, the recipient was required to be employed by the Company on the last day of the plan year. The plan also requires completion of six months of service to become eligible for Company contributions. Any funds contributed by the Company vest 25 percent per year and are fully vested after four years of service. The Company contributed $214,000, $196,000 and $75,000 to the plan for the years ended December 31, 2007, 2006 and 2005 respectively.

The Company has entered into supplemental retirement plans for two executive officers. These plans provide for retirement benefits that increase annually until the executives reach age 65 and will be paid out annually over the executives' lives. As of December 31, 2007, the Company's liability pursuant to these supplemental retirement plans was $294,600. Expense related to the plans of $92,300, $77,100 and $55,200 was recorded during 2007, 2006 and 2005, respectively.

NOTE 17—FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31 were as follows:

	2007		2006	
(dollars in thousands)	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets:				
Cash and cash equivalents	$ 31,251	$ 31,251	$ 26,581	$ 26,581
Investment securities	51,578	51,578	57,688	57,688
Federal Home Loan Bank stock	1,247	1,247	1,247	1,247
Loans, net of allowance for loan losses and deferred loan fees	391,524	388,902	353,909	347,448
Interest rate contracts	4,326	4,326	513	513
Financial liabilities:				
Non-interest-bearing demand deposits	$ 91,662	$ 91,662	$107,943	$107,943
Savings and interest-bearing demand deposits	35,792	35,792	32,905	32,905
Money market deposits	86,658	86,658	62,956	62,956
Certificates of deposit	227,067	228,183	195,646	195,509
Federal funds purchased	1,050	1,050	500	500
Junior subordinated debentures and other borrowings	12,501	12,507	12,610	12,620
Interest rate contracts	—	—	493	493

While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that if the Company had disposed of such items at December 31, 2007 and 2006, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2007 and 2006 should not necessarily be considered to apply at subsequent dates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents—For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities—For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities, fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank stock—The carrying amount approximates fair value.

Loan receivables—For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using a discounted cash flow analysis or underlying collateral values, where applicable.

Interest rate contracts—For interest rate contracts the fair value is determined as the present value of future cash flows on a pool of variable rate loans resulting from expected prime rate changes.

Deposit liabilities—The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate money market accounts and savings accounts approximate their fair values at the reporting date. Fair values for fixed rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal funds purchased—Due to their short-term nature, the carrying amount is a reasonable estimate of fair value.

Federal Home Loan Bank and other borrowings—Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of these borrowings.

Junior subordinated debentures—Due to the variable interest rate, the carrying amount approximates fair value.

Commitments to extend credit, credit card commitments and standby letters of credit—The fair values of off-balance sheet commitments to extend credit, credit card commitments and standby letters of credit are not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

NOTE 18—CONCENTRATIONS OF CREDIT RISK

Most of the Bank's loans, lending commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market areas. The majority of such customers are also depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 5. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers as of December 31, 2007. The Bank's loan policies provide for a "house lending limit" periodically established by management with approval from the Board of Directors. An application for credit that exceeds the house lending limit must obtain approval for exception to the policy by the Board of Director's loan committee. In addition, the Bank is limited by law as to the amount of credit it may extend to any single borrower or group of related borrowers.

NOTE 19—PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed Balance Sheets

	December 31,	
(dollars in thousands)	2007	2006
Assets		
Cash and cash equivalents	$ 3,059	$ 2,248
Investment in bank subsidiary	63,883	59,964
Other assets	1,109	1,067
Total assets	$68,051	$63,279
Liabilities and Shareholders' Equity		
Junior subordinated debentures	$12,372	$12,372
Other liabilities	139	182
Total liabilities	12,511	12,554
Shareholders' Equity	55,540	50,725
Total liabilities and shareholders' equity	$68,051	$63,279

NOTE 19—PARENT COMPANY ONLY FINANCIAL DATA—(continued)

Condensed Statements of Income

(dollars in thousands)	Years ended December 31, 2007	2006	2005
Income			
Intercompany interest income	$ 30	$ 65	$ 33
Expense			
Interest expense	875	815	455
Other expenses	495	353	335
	1,370	1,168	790
Loss before income tax benefit and equity in undistributed earnings of subsidiary	(1,340)	(1,103)	(757)
Income tax benefit (provision)	(460)	373	257
Net loss before equity in undistributed earnings of subsidiary	(880)	(730)	(500)
Equity in undistributed earnings of subsidiary	966	5,489	3,457
Net income	$ 86	$ 4,759	$2,957

Condensed Statements of Cash Flows

(dollars in thousands)	Years Ended December 31, 2007	2006	2005
Cash flows from operating activities			
Net income	$ 86	$ 4,759	$ 2,957
Adjustments to reconcile net income to net cash from operating activities:			
Undistributed earnings of subsidiary	(966)	(5,489)	(3,457)
Share-based compensation	118	114	—
Excess tax benefit on stock options exercised	—	(144)	—
(Increase) decrease in other assets	(41)	605	44
Increase (decrease) in other liabilities	(43)	(94)	82
Net cash from operations	(846)	(249)	(374)
Cash flows from investing activities			
Investment in bank subsidiary	—	—	(8,000)
Investment in unconsolidated trust subsidiary	—	—	(372)
Other	—	—	767
Net cash used by investment activities	—	—	(7,605)
Cask flows from financing activities			
Proceeds from issuance of inter-company subordinated debentures	—	—	12,372
Excess tax benefit on stock options exercised	—	144	—
Repayment of debt assumed in acquisition	—	—	(3,685)
Proceeds from exercise of stock options and employee stock plan purchases	1,657	1,013	292
Net cash from financing activities	1,657	1,157	8,979
Net increase in cash and cash equivalents	811	908	1,000
Cash and cash equivalents, beginning of year	2,248	1,340	340
Cash and cash equivalents, end of year	$3,059	$ 2,248	$ 1,340

NOTE 20—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following sets forth unaudited quarterly financial data for the years 2007 and 2006:

(dollars in thousands, except per share)	March 31	June 30	September 30	December 31
2007				
Interest income	$8,768	$9,024	$9,364	$ 9,070
Interest expense	3,016	3,484	3,691	3,680
Net interest income	5,752	5,540	5,673	5,390
Provision for credit losses	275	—	725	6,800
Non-interest income	906	909	910	737
Non-interest expense	4,642	5,544	4,192	4,343
Income before income taxes	1,741	905	1,666	(5,016)
Income tax provision (benefit)	463	232	390	(1,875)
Net income (loss)	$1,278	$ 673	$1,276	$(3,141)
Earnings (loss) per common share—basic	$ 0.26	$ 0.14	$ 0.26	$ (0.62)
Earnings (loss) per common share—diluted	$ 0.25	$ 0.13	$ 0.25	$ (0.62)
2006				
Interest income	$6,396	$7,559	$8,603	$ 9,080
Interest expense	1,633	2,182	2,624	2,824
Net interest income	4,763	5,377	5,979	6,256
Provision for credit losses	405	285	800	1,150
Non-interest income	761	642	657	806
Non-interest expense	3,654	4,231	3,994	4,261
Income before income taxes	1,465	1,503	1,842	1,651
Income tax provision	405	390	501	406
Net income	$1,060	$1,113	$1,341	$ 1,245
Earnings per common share—basic	$ 0.22	$ 0.23	$ 0.27	$ 0.25
Earnings per common share—diluted	$ 0.21	$ 0.22	$ 0.26	$ 0.24

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out evaluations, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934. Based upon that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that the existing controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in its periodic SEC filings.

Changes in Internal Controls

In the year ended December 31, 2007, the Company did not make any change in, nor take any corrective actions regarding its internal controls that has materially affected, or is reasonably likely to materially affect the internal controls over financial reporting.

Management's Annual Report On Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system has been designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of the Company's published financial statements. Reasonable assurance includes the understanding that there is a remote likelihood that material misstatements will not be prevented or detected on a timely basis. Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2007 based on the control criteria established in a report entitled *Internal Control-Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, management has concluded that the Company's internal control over financial reporting is effective as of December 31, 2007.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The response to this item is incorporated by reference to the sections entitled "Shareholder Communications with the Board; Board Attendance at the Meeting," "Section 16(a) Beneficial Ownership Reporting Compliance," "Agenda Item1-Election of Directors," "Information Regarding the Board of Directors," "Information Regarding Executive Officers," "Corporate Governance," "Nomination Procedures," and "Code of Ethics and Business Conduct" in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item 11. Executive Compensation

The response to this item is incorporated by reference to the section entitled "Executive Compensation Tables," and "Directors' Compensation" in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The response to this item is incorporated by reference to the section entitled "Security Ownership of Management and Others" in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The response to this item is incorporated by reference to the section entitled "Related Party Transactions" in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services

The response to this item is incorporated by reference to the section entitled "Auditors" in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents have been filed as part of this report:

Financial Statements included in Item 8 of this Form 10-K:

- Consolidated Statements of Condition
- Consolidated Statements of Income
- Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income
- Consolidated Statements of Cash Flow
- Notes to Consolidated Financial Statements

All schedules have been omitted because the information is not required, not applicable, not present in amounts sufficient to require submission or are included in the financial statements or notes thereto. The Company has one unconsolidated subsidiary. There are no fifty percent or less owned subsidiaries or affiliates whose securities are pledged as collateral that are not consolidated. The unconsolidated wholly-owned subsidiary is Cowlitz Statutory Trust I, which is not consolidated pursuant to FIN 46R.

The exhibit list is set forth on the Exhibit Index immediately following the signature page. The exhibits filed as part of this report or incorporated by reference herein are listed on the Exhibit Index. Management contracts are indicated by an asterisk.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 31st day of March 2008.

COWLITZ BANCORPORATION
(Registrant)

/s/ RICHARD J. FITZPATRICK

Richard J. Fitzpatrick
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated on the 31st day of March 2008.

/s/ PHILL S. ROWLEY

Phill S. Rowley, Chairman

/s/ BRIAN MAGNUSON

Brian Magnuson, Director

/s/ ERNIE BALLOU

Ernie Ballou, Director

/s/ LINDA TUBBS

Linda Tubbs, Director

/s/ JOHN PETERSEN

John Petersen, Director

Principal Executive Officer:

/s/ RICHARD J. FITZPATRICK

Richard J. Fitzpatrick
President and Chief Executive Officer, Director

Principal Accounting and Principal Financial Officer:

/s/ GERALD L. BRICKEY

Gerald L. Brickey
Vice President and Chief Financial Officer

EXHIBIT INDEX

3.1	Restated and Amended Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form S-1, Reg. No. 333-44355)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed October 29, 2007)
10.1	* Employment Agreement with Rich Fitzpatrick (incorporated by reference to the Company's Form 10-Q filed May 15, 2003)
10.2	*Cowlitz Bancorporation 2003 Stock Incentive Plan (incorporated by reference to Appendix B to the Company's proxy statement for the 2003 annual meeting of shareholders filed April 15, 2003)
10.3	* Employment Agreement with Ernie Ballou (incorporated by reference to the Company's Form 10-Q filed May 15, 2003) and Amendment to Employment Agreement of Ernie Ballou (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed November 2, 2005)
10.4	*Cowlitz Bancorporation Employee Stock Purchase Plan (incorporated by reference to Appendix A to the Registrant's proxy statement for the 2003 annual meeting of shareholders filed April 15, 2003)
10.5	Placement Agreement dated April 28, 2005, between the Company and its financing subsidiary Cowlitz Statutory Trust I, on the one hand, and FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc., as placement agents, relating to the issuance of trust preferred securities (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-4, Registration No. 333-126423)
10.6	Guarantee Agreement dated April 29, 2005 between the Company and Wilmington Trust Company relating to the issuance of trust preferred securities (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-4, Registration No. 333-126423)
10.7	* Employment Agreement for Gerald L. Brickey dated effective as of December 28, 2005 (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed January 24, 2006)
10.8	* Supplemental Executive Retirement Plan for Rich Fitzpatrick (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed November 2, 2005)
10.9	* Supplemental Executive Retirement Plan for Ernie Ballou (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed December 5, 2006)
10.10	* 2007 Stock Appreciation Plan (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed January 30, 2007)
10.11	* Form of award agreement under 2007 Stock Appreciation Plan (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed January 30, 2007)
21	List of all Subsidiaries of the Registrant: Cowlitz Bank, a Washington state-charted banking corporation, which does business as Cowlitz Bank, Bay Bank and Bay Mortgage Cowlitz Statutory Trust I, a Delaware statutory trust
23	Consent of Moss Adams LLP
31.1	Certification of Chief Executive Officer
31.2	Certification of Chief Financial Officer
32	Certification of Chief Executive Officer and Chief Financial Officer

General Information

COWLITZ BANCORPORATION AND COWLITZ BANK

Cowlitz Financial Center
927 Commerce Avenue
PO Box 1518
Longview, WA 98632
(360) 423-9800
(800) 340-8865

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
Shareholder Relations
PO Box 3315
South Hackensack, NJ 07606
(800) 522-6645
www.mellon-investor.com

LEGAL COUNSEL

Foster Pepper Tooze, LLP
601 SW 2nd Avenue, Suite 1800
Portland, OR 97204-3171
(503) 221-0607

INDEPENDENT AUDITORS

Moss Adams, LLP
805 SW Broadway, Suite 1200
Portland, OR 97205
(800) 820-4476

STOCK INFORMATION

Cowlitz Bancorporation's common stock trades on the Nasdaq stock market under the symbol "CWLZ." As of December 31, 2007 there were 5,054,437 shares of common stock outstanding, held by 357 shareholders of record.

BOARD OF DIRECTORS

Phill S. Rowley	*Chairman*
Ernie D. Ballou	
Richard J. Fitzpatrick	
Brian E. Magnuson	
John M. Petersen	
Linda M. Tubbs	*Cowlitz Bank Chairman*

Officers

Richard J. Fitzpatrick	*President & Chief Executive Officer*
Ernie D. Ballou	*Vice President & Chief Credit Administrator*
Gerald L. Brickey	*Vice President & Chief Financial Officer*
Lynda Larrabee	*Vice President & Corporate Secretary*

ANNUAL MEETING OF SHAREHOLDERS

The 2008 Annual Meeting of Shareholders will be held at 10:00 a.m. on Friday, May 23, 2008 at the Monticello Hotel, 1405 17th Avenue, Longview, Washington. All shareholders are invited to attend.

COWLITZ BANCORPORATION

CORPORATE HEADQUARTERS
927 Commerce Avenue
PO Box 1518
Longview, WA 98632
(360) 423-9800
(800) 340-8865
www.cowlitzbancorporation.com

END

Member FDIC

EQUAL HOUSING LENDER